                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of February 13, 2003


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                     (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F [X]           Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated February 13, 2003.

2. Audited Consolidated Financial Statements for Netia Holdings S.A. for the year ended December 31, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                    [netia LOGO]


FOR IMMEDIATE RELEASE


                                  Contact:  Anna Kuchnio (IR)
                                            +48-22-330-2061
                                            Jolanta Ciesielska (Media)
                                            +48-22-330-2407
                                            Netia
                                              - or -
                                            Mark Walter
                                            Taylor Rafferty, London
                                            +44-(0)20-7936-0400
                                              - or -
                                            Abbas Qasim
                                            Taylor Rafferty, New York
                                            212-889-4350


NETIA HOLDINGS S.A. REPORTS 2002 YEAR-END AND FOURTH QUARTER RESULTS

WARSAW, Poland - February 13, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced audited consolidated financial results for the year and quarter ended December 31, 2002.


FINANCIAL HIGHLIGHTS:

>> REVENUES for 2002 were PLN 604.4m (US$157.4m), a year-on-year increase of 12%. Revenues for Q4 2002 were PLN 154.0m (US$40.1m), an increase of 6% from Q4 2001.

>> ADJUSTED EBITDA (before the provisions for impairment of long term assets) for 2002 was PLN 155.2m (US$40.4m), representing an adjusted EBITDA margin of 26% and a year-on-year increase of 154%. Adjusted EBITDA for Q4 2002 was PLN 34.2m (US$8.9m), with an adjusted EBITDA margin of 22%.

>> NON-CASH EXCEPTIONAL ITEM CHARGES totaling PLN 149.4m (US$38.9m) affected financial results for 2002. These items were related to provision for impairment of long term assets of PLN 108.7m (US$28.3m) recorded in Q3 2002 and an additional charge of PLN 40.7m (US$10.6m) recorded in Q4 2002.

>> CASH at December 31, 2002 was PLN 132.5m (US$34.5m), excluding restricted cash and cash equivalents of PLN 254.2m (US$66.2m).

>> SUCCESSFUL FINANCIAL RESTRUCTURING LED TO AN INCREASE IN CONSOLIDATED SHAREHOLDERS' EQUITY to PLN 2,802.3m (US$730.0m) at the end of Q4 2002 compared to shareholders' deficit of PLN 343.2m in Q4 2001. Netia's long-term debt was reduced by PLN 3.9bn (US$1.0bn), and the company's post-restructuring debt obligations are EUR 49.9m. Details of our debt-for-equity swap transactions are provided in "Restructuring and Other Highlights" on page 3.



                                    - more -

OPERATIONAL HIGHLIGHTS:

>> NETIA'S NATIONWIDE BACKBONE NETWORK is comprised of 3,840 km as of December 31, 2002.

>> SUBSCRIBER LINES decreased to 341,160 net of churn and disconnections, a year-on-year decrease of 1%.

>> BUSINESS CUSTOMER LINES increased to 105,638, a year-on-year increase of 8%. Subscriber lines for our business segment grew to 31% of total subscriber lines while revenues from business customers accounted for 57% of telecom revenues in 2002.

>> NEW, MORE COMPETITIVE TARIFF PLANS FOR INTERNATIONAL LONG-DISTANCE CONNECTIONS were introduced on November 1, 2002 and January 2, 2003.

>> AVERAGE REVENUE PER LINE decreased by 6% to PLN 115 in December 2002, compared to PLN 122 in December 2001 as a result of a decrease in tariffs. On the other hand, revenues benefited from increased sales of data, carrier's carrier and other non-direct voice services.

>> HEADCOUNT decreased to 1,289 at December 31, 2002 from 1,536 at December 31, 2001 as a result of management's program of cost reduction initiated in August 2001.


WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER commented:
"Netia has emerged from 2002 as a healthy company on course for solid financial performance. On the operational side, our 2002 results confirm that our business model works - the annual revenues continue to grow at double digits, cost reduction programs show good progress, adjusted EBITDA margin has improved steadily from the negative level three years ago to a very respectable 26% and capital spending has been curtailed to focus on the most relevant projects.

"On the corporate funding side, we have completed the financial restructuring and can show a very strong balance sheet, and we are now focused on achieving profitability within a reasonable timeframe. As a result, I believe that Netia is well positioned to capitalize on business opportunities presented by the growing Polish telecoms market."


AVI HOCHMAN, CHIEF FINANCIAL OFFICER OF NETIA, added: "Revenues grew 12% over 2001 and 6% in the fourth quarter as Netia benefited from the growth of its fixed line services to business customers. Adjusted EBITDA margin in the fourth quarter dipped from the levels seen in Q2 and Q3, due to investment in marketing and advertising and traditional cost increases at the end of the year.

"We have also seen positive developments for Netia in the financial markets. The debt-for-equity swap has been completed and reflected in the consolidated financial statements for 2002. As a result, the consolidated balance sheet reflects shareholders equity of PLN 2.8 billion and debt of PLN 161.8 million (excluding license fee obligations), a reduction of PLN 3.9 billion. The new shares commenced trading on the Warsaw Stock Exchange on February 13, 2003. In addition, we are pleased that Nasdaq will permit us to re-apply for a quotation of our shares.

"Netia intends to merge most of its operating subsidiaries into the parent company due to changes in the legal environment regarding telecommunications licenses following the introduction of a new telecommunications law in 2001 (which we expect will create a cost savings for us). Netia plans to write-off its telecommunication licenses when the Company has started to implement its plan to consolidate its operating subsidiaries."



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

RESTRUCTURING AND OTHER HIGHLIGHTS:

>> THE RESTRUCTURING AGREEMENT relating to Netia's debt restructuring, entered into by Netia, Telia AB, certain companies controlled by Warburg Pincus & Co., certain financial creditors and the ad hoc committee of noteholders on March 5, 2002 (the "Restructuring Agreement"), continues to be implemented. Pursuant to the Restructuring Agreement, the following milestones have been achieved:

     - ALL NECESSARY SHARE, WARRANT AND NOTE ISSUANCES in Netia's restructuring have been approved by its shareholders. On December 2, 2002, Netia published its Polish prospectus relating to the issuance and registration of new shares (series H, J and K shares) and notes pursuant to the Restructuring Agreement.

     - 312,626,040 SERIES H SHARES at the price of PLN 1.0826241 per share were allocated to those creditors who opted to subscribe for them in accordance with the agreed terms of Netia's restructuring on December 23, 2002. The series H shares represent approximately 91% of Netia's share capital. Following the registration of the capital increase on January 30, 2003, Netia has share capital of PLN 344,045,212 (344,045,212 shares issued and outstanding at PLN 1 par value per share). Series H shares commenced trading on the Warsaw Stock Exchange (separately from Netia's other series of shares and under the ticker "NET2") on February 13, 2003.

     - EUR 49.9M IN AGGREGATE PRINCIPAL AMOUNT OF 10% SENIOR SECURED NOTES DUE 2008 were issued in exchange for the outstanding notes of Netia Holdings B.V. and Netia Holdings II B.V. and obligations from swap transactions entered into by Netia Holdings III B.V. on December 23, 2002, in accordance with the agreed terms of the restructuring and the composition plans for each of Netia's Dutch subsidiaries.

     WARRANTS to acquire shares representing 15% of Netia's post-restructuring share capital (series J shares) will be issued to the holders of record of Netia's shares on the day preceding the subscription for series H shares. Additionally, up to 5% of the post-restructuring share capital, excluding shares to be issued upon exercise of the warrants related with series J shares, will be issued under a key employee stock option plan (series K shares). The issuance of warrants for series J and issuance of series K shares will complete the restructuring process.

>> CHANGES WITHIN NETIA'S SUPERVISORY BOARD. Effective January 15, 2003, Netia's Supervisory Board consists of the following 10 members: Nicholas N. Cournoyer (Chairman of the Supervisory Board), Jaroslaw Bauc, Morgan Ekberg, Richard James Moon, Andrzej Radziminski, Ewa Maria Robertson Andrzej Michal Wiercinski, Jan Henrik Ahrnell, Przemyslaw Jaronski and Hans Tuvehjelm. As of the date of the registration by the Polish court of the changes to Netia's Statute adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003, Jan Henrik Ahrnell, Przemyslaw Jaronski and Hans Tuvehjelm will cease to be members of Netia's Supervisory Board.

>> CHANGES WITHIN NETIA'S MANAGEMENT BOARD. Effective February 7, 2003, Dariusz Wojcieszek resigned from his position as member of Netia's Management Board.

>> THE EXTRAORDINARY SHAREHOLDERS' MEETING OF NETIA HOLDINGS S.A. held on January 15, 2003 adopted resolutions on (i) changes of Netia's Statute,
     (ii) changes of the composition of Netia's Supervisory Board, (iii) rules regulating compensation of members of Netia's Supervisory Board, and (iv) establishing security interests over Netia's assets in connection with EUR 49.9m Senior Secured Notes due 2008 issued by Netia Holdings B.V. These resolutions were adopted in connection with the restructuring of the Netia group companies.

>> NETIA'S AMERICAN DEPOSITARY SHARES MAY BE RE-QUOTED ON THE NASDAQ SMALLCAP MARKET upon completion of a review of Netia's application by the Nasdaq Listing Qualifications Department. Netia's Management Board has decided to file such an application.

>> LICENSE FEE PAYMENTS totaling approximately PLN 195.4m (US$50.9m) due on December 31, 2002 were not made. Following the changes introduced into the Polish telecommunications law in December 2002, Netia has filed for canceling all outstanding license fees totaling PLN 323.5m (US$84.3m) based on capital expenditures it has already incurred.



                                    - more -

>> THE INTERNAL CONSOLIDATION OF OPERATING SUBSIDIARIES was approved by Netia's Supervisory Board in December 2002. This process is expected to result in most operating companies being merged into the parent company, thus reducing management costs and simplifying both operational and financing arrangements.

>> REDEMPTION OF THE OUTSTANDING SENIOR SECURED NOTES DUE 2008 (the "Notes") with an aggregate principal amount of EUR 49.9m was approved by Netia's Supervisory Board on February 13, 2003, following the recommendation of Netia's Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and of establishing the security for the Notes as required by the Indenture governing the Notes and (ii) the substantial restrictions imposed by the Indenture covenants on Netia's flexibility to operate its business. The Notes were issued on December 23, 2002 in connection with Netia's financial restructuring. Netia expects to redeem the Notes by the end of March 2003.


CONSOLIDATED FINANCIAL INFORMATION

2002 VS. 2001

REVENUES increased by 12% to PLN 604.4m (US$157.4m) for 2002 compared to PLN 538.9m for 2001.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 15% to PLN 588.1m (US$153.2m) from PLN 512.2m in 2001. The increase was primarily attributable to an increase in the number of business lines and an increase in business mix of lines as well as expansion of new products, such as indirect domestic long distance, data transmission and wholesale services.

EXCEPTIONAL NON-CASH ITEMS totaling PLN 149.4m (US$38.9m) impacted the financial results for 2002 and were related to the provisions for the impairment of long term assets. The provision of PLN 108.7m (US$28.3m) recorded in Q3 2002 was due to our investment in 27,350 connected lines and 100,975 ports, which were located outside the main geographic areas of strategic interest to Netia. The additional provisions totaling PLN 40.7m (US$10.6m) recorded in Q4 2002 were related to impairment of network construction in progress of PLN 29.8m (US$7.8m), computer equipment of PLN 8.1m (US$2.1m) and other assets the utilization of which is considered unprofitable.

The above provisions followed the impairment of goodwill and fixed assets of PLN 317.1m recorded in Q3 2001, as a continued effort to strengthen our balance sheet.

ADJUSTED EBITDA (before the provisions for impairment of long term assets) increased by 154% to PLN 155.2m (US$ 40.4m) for 2002 from PLN 61.2m for 2001. Adjusted EBITDA margin increased to 25.7% from 11.4%. This increase was achieved due to a successful implementation of Netia's cost reduction program in late 2001, part of our effort to preserve cash, and increases in revenues from new products.

OTHER OPERATING EXPENSES decreased by 7% to PLN 331.2m (US$86.4m) for 2002, from PLN 355.4m for 2001. Other operating expenses represented 55% of total revenues for 2002, compared to 66% for 2001, and are constituted primarily of salaries and benefits. In addition, other operating expenses for 2001 included an allowance for receivables from Millennium Communications S.A. of PLN 17.0m.

INTERCONNECTION CHARGES (NET) were PLN 117.5m (US$30.6m) for 2002 as compared to PLN 122.2m for 2001. Interconnection charges as a percentage of calling charges decreased to 28% from 34%, reflecting the increased proportion of traffic carried through Netia's own backbone network.

DEPRECIATION OF FIXED ASSETS increased by 13% to PLN 194.6m (US$50.7m) from PLN 172.7m for 2001, as the construction stage of additional parts of the network was completed.

AMORTIZATION OF OTHER INTANGIBLE ASSETS increased by 18% to PLN 74.0m (US$19.3m) from PLN 62.9m for 2001 due to an increased level of amortization of computer software costs associated with our information technology systems.

NET FINANCIAL EXPENSES increased to PLN 417.6m (US$108.8m) for 2002 from PLN 230.0m in 2001, due primarily to foreign exchange losses resulting from the significant depreciation of the Polish zloty against the



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
euro and U.S. dollar during 2002. This amount also includes interest costs on the notes issued by Netia which were accrued through year 2002 until July 12, 2002, (i.e., the date of opening the Dutch composition proceedings), although Netia ceased to pay interest on its notes in December 2001. In accordance with Dutch law, the financial costs accrued during the period of the composition proceedings (i.e., from July 12, 2002 to November 6, 2002) were reversed upon ratification of Dutch moratorium proceedings.

NET LOSS decreased by 41% to PLN 675.0m (US$175.8m), compared to a net loss of PLN 1,149.2m for 2001. The loss for the period was mainly attributable to an increase in net financial expenses related to unrealized foreign exchange losses. However, a majority of the financial expenses are non-cash items that do not impact Netia's cash flows. The amount of net loss for 2001 was adversely impacted by exceptional items totaling PLN 740.1m.

CASH USED IN INVESTING ACTIVITIES decreased from PLN 639.2m in 2001 to PLN 468.3m (US$122.0m) for 2002. This includes PLN 199.3m (US$51.9m) deposited in Q4 2002 in a restricted account as temporary security for obligations arising under the Notes issued in 2002. Net cash used for the purchase of fixed assets and computer software decreased by 54% to PLN 270.5m (US$70.5m) in 2002 from PLN582.8m in 2001, in accordance with the revised business plan approved in late 2001, aimed at preserving cash.

CASH AND CASH EQUIVALENTS at December 31, 2002 amounting to PLN 132.5m (US$34.5m) were available to fund Netia's operations. Netia also had deposits in restricted accounts in a total amount of PLN 254.2m (US$66.2m) as of December 31, 2002, which included PLN 199.3m (US$51.9m) relating to temporary security for obligations arising under 2002 Notes.


Q4 2002 VS. Q3 2002

REVENUES increased by 1% to PLN 154.0m (US$40.1m) for Q4 2002 compared to PLN 152.4m for Q3 2002. This increase was attributable to a 2% increase in telecommunications revenues to PLN 151.4m (US$39.4m) in Q4 2002 from PLN 149.1m in Q3 2002 partially offset by a 21% decrease in other revenues, representing the operations of Uni-Net, a joint venture with Motorola offering radio trunking services, to PLN 2.6m (US$0.7m) for Q4 2002 from PLN 3.3m in Q3 2002.

ADJUSTED EBITDA for Q4 2002 decreased by 30% to PLN 34.2m (US$8.9m) from PLN 48.7m in Q3 2002. Adjusted EBITDA margin decreased to 22.2% for Q4 2002 from 31.9% for Q3 2002. The decrease in adjusted EBITDA and adjusted EBITDA margin was mainly associated with an increase in marketing and advertising costs aimed at strengthening Netia's brand awareness and traditional cost increases at the end of the year.

NET PROFIT amounted to PLN 148.6m (US$38.7m) in Q4 2002, compared to a net loss of PLN 328.1m in Q3 2002. The improvement was mainly due to net financial income recorded in Q4 2002 associated with the reversal of interest expenses of PLN 177.4m (US$46.2m) recorded in the previous quarter before the Dutch composition plans were ratified.



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

OPERATIONAL REVIEW

CONNECTED LINES at December 31, 2002 amounted to 500,552. The number of connected lines decreased in comparison with the numbers reported for Q4 2001 due to: (i) provision for impairment of 27,350 connected lines recorded in Q3 2002 and (ii) decrease in equivalent of lines by approximately 4,000 connected lines arising from the reconfiguration of the radio-access system recorded in Q4 2002.

SUBSCRIBER LINES IN SERVICE decreased by 1% to 341,160 at December 31, 2002 from 343,802 at December 31, 2001 and increased by 0.3% from 340,232 at September 30, 2002. The number of subscriber lines is net of customer churn and disconnections by Netia of defaulting payers, which amounted to 7,706 and 5,279, respectively, for Q4 2002 and 27,305 and 23,829, respectively, for 2002. The recorded churn was mostly due to the deterioration of the Polish economy and customers moving outside the coverage of Netia's network.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES reached 31.0%, up from 28.5% at December 31, 2001 and 30.3% at September 30, 2002, reflecting the intensified focus on the corporate and SME market segments. Business customers accounted for all net additions in the quarter while the residential segment saw net disconnections. Revenues from business customers accounted for 57% of telecommunications revenues for 2002.

BUSINESS CUSTOMER LINES IN SERVICE increased by 8% to 105,638 at December 31, 2002 from 97,994 at December 31, 2001 and by 2% from 103,209 at September 30, 2002.

AVERAGE MONTHLY REVENUE PER LINE decreased by 6% to PLN 115 (US$30) for December 2002, compared to PLN 122 for December 2001 and decreased by 4% from PLN 120 for September 2002.

AVERAGE MONTHLY REVENUE PER BUSINESS LINE amounted to PLN 200 (US$52) for December 2002, representing an 11% decrease from PLN 225 for December 2001 and a 12% decrease from PLN 226 for September 2002.

AVERAGE MONTHLY REVENUE PER RESIDENTIAL LINE amounted to PLN 76 (US$20) for December 2002, representing a 6% decrease from PLN 81 for December 2001 and a 4% increase from PLN 73 for September 2002.

NEW, ATTRACTIVE TARIFF PLANS FOR INTERNATIONAL LONG-DISTANCE ("ILD") CONNECTIONS were introduced on November 1, 2002 and later on January 2, 2003. Netia currently offers ILD services both on standard links and on Voice over Internet Protocol ("VoIP") technology, according to tariff plans measuring the usage time both on the per-second and per-minute basis.

TARIFF PLANS MEASURING THE USAGE TIME ON A PER-SECOND BASIS were introduced by Netia in June 2002 for indirect domestic long-distance (Netia's prefix 1055) and ISDN services and then extended to analog and Internet services in October 2002 and December 2002, respectively. These new packages supplemented the existing Netia tariff offerings, providing easy-to-understand tariff plans. Netia was the first Polish fixed-line operator to offer tariff plans based on per-second billing.

PRODUCT PORTFOLIO OF NETIA'S INDIRECT SERVICES offered through Netia's prefix
(1055) was extended to international long-distance calls carried on standard links in January 2003 and currently includes domestic long distance, fixed-to-mobile and international long-distance services.

INTELLIGENT NETWORK SERVICES (free-phone and split-charge service offering) were launched in February 2002. Netia is the first domestic long distance operator to launch the IN services among three competitors to the incumbent TP S.A.

THE INTEGRATED CUSTOMER RELATIONSHIP MANAGEMENT ("CRM") SYSTEM was launched in April 2002, being the first solution of any Polish telecommunications operator that fully integrates contact and account management with operations support and billing. This new initiative, designed to increase Netia customers' satisfaction while further reducing operating costs, was implemented initially with respect to customers of indirect voice services (Netia 1055). The migration of all Netia's customers onto this platform is scheduled for completion in Q1 2003.



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

NETIA'S NATIONWIDE BACKBONE NETWORK connecting Poland's largest urban areas now stretches 3,840 kilometers. The construction of the duct system of Netia's nationwide backbone network is completed. In the future, this infrastructure can be extended by additional fiber optic cables and transmission equipment, in accordance with the growth of the customer base.

HEADCOUNT at December 31, 2002 was 1,289, compared to 1,536 at December 31, 2001 and 1,283 at September 30, 2002.

THE NUMBER OF ACTIVE LINES IN SERVICE PER EMPLOYEE increased by 28% to an average of 275 in Q4 2002, from 215 in Q4 2001. The number of active lines in service per employee increased by 24% to an average of 264 for 2002 from 214 in 2001.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 48% to PLN 40,855 in Q4 2002 from PLN 27,523 in Q4 2001. Monthly average telecommunications revenue per employee increased by 41% to PLN 38,135 in 2002 from PLN 26,979 in 2001.

THE LICENSE FEE PAYMENTS TOTALING APPROXIMATELY PLN 195.4M (US$50.9M) due on December 31, 2002, were not made. In December 2002, changes were introduced into the Polish telecommunications law that provided for cancellation of license fee obligations in exchange for investments in the telecommunications infrastructure or their conversion for the shares or debt of companies with outstanding license fees. Following these changes, Netia has filed for canceling its outstanding license fees, totaling PLN 323.5m (US$84.3m), based on capital expenditures it has already incurred. Currently, Netia's applications are being reviewed by the authorities. Netia plans to reverse license fee obligations in our statements of operations upon receiving such approvals. Furthermore, in connection with an approved internal consolidation of the Netia group by merging most of operating subsidiaries into the parent company, Netia plans to write-off its telecommunication licenses when the Company has started to implement its plan to consolidate its operating subsidiaries.



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

KEY FIGURES

----------------------------------------------------------------------------------------------------------------------------
PLN'000                                2002          2001         4Q02         3Q02          2Q02         1Q02         4Q01
----------------------------------------------------------------------------------------------------------------------------
Revenues                            604,384       538,851      154,012      152,396       151,416      146,560      144,868
Adjusted EBITDA***                  155,225        61,192       34,197       48,689        42,249       30,090       29,294
Margin %                               25.7%         11.4%        22.2%        31.9%         27.9%        20.5%        20.2%
Net (loss)/profit before FX        (487,230)   (1,305,047)      22,432     (237,506)     (130,078)    (142,078)    (516,166)
Net (loss)/profit after FX         (674,972)   (1,149,217)     148,576     (328,131)     (250,010)    (245,407)    (286,409)
Net debt**                          219,779    (2,862,423)     219,779   (3,271,657)   (3,201,760)  (3,063,715)  (2,862,423)
EBIT                               (262,808)     (528,899)     (68,131)    (133,136)      (24,567)     (36,974)     (57,940)

----------------------------------------------------------------------------------------------------------------------------
US$'000*                               2002          2001         4Q02         3Q02          2Q02         1Q02         4Q01
----------------------------------------------------------------------------------------------------------------------------
Revenues                            157,440       140,370       40,118       39,699        39,444       38,179       37,738
Adjusted EBITDA***                   40,435        15,940        8,908       12,683        11,006        7,838        7,631
Margin %                               25.7%         11.4%        22.2%        31.9%         27.9%        20.5%        20.2%
Net (loss)/profit before FX        (126,922)     (339,962)       5,844      (61,870)      (33,885)     (37,011)    (134,460)
Net (loss)/profit after FX         (175,830)     (299,369)      38,703      (85,478)      (65,127)     (63,928)     (74,609)
Net debt**                           57,252      (745,656)      57,252     (852,260)     (834,052)    (798,092)    (745,656)
EBIT                                (68,462)     (137,777)     (17,748)     (34,682)       (6,400)      (9,632)     (15,093)

----------

* The US$ amounts shown in this table and in the entire document have been translated using the exchange rate of PLN 3.8388 = US$1.00, the average rate announced by the National Bank of Poland at December 31, 2002. These figures are included for the convenience of the reader only.


** Net debt is defined as long-term debt, including its current portion less cash and restricted cash.


*** We define EBITDA as net income/(loss) as measured by IAS or U.S. GAAP, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 and 2002 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as Adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS or U.S. GAAP measure and should not be considered as an alternative to IAS or U.S. GAAP measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or U.S. GAAP or as an indicator of liquidity. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies.



                                    - more -

KEY OPERATIONAL INDICATORS

-------------------------------------------------------------------------------------------------------------------------
                                                                4Q02**        3Q02*        2Q02         1Q02        4Q01
-------------------------------------------------------------------------------------------------------------------------
NETWORK DATA
Number of connected lines (cumulative)                         500,552      503,358     529,658      527,562     526,402

SUBSCRIBER DATA
Subscriber lines (cumulative)                                  341,160      340,232     342,145      342,288     343,802
Total net additions                                                928       (1,913)       (143)      (1,514)        168
Business net additions                                           2,429        1,212       1,434        2,569       4,281
Business subscribers (cumulative)                              105,638      103,209     101,997      100,563      97,994
Business mix of total subscriber lines                            31.0%        30.3%       29.8%        29.4%       28.5%
Average monthly revenue per line (PLN)                             115o         120o        123o         130         122
Average monthly revenue per business line (PLN)                    200o         226o        236o         251         225
Average monthly revenue per residential line (PLN)                  76           73          74           79          81

----------

o Average monthly revenue per line and per business line excludes the revenues from carrier's carrier services.

* The number of connected lines reported for Q3 2002 has been recalculated in order to reflect the impairment of 27,350 lines due to the future limited utilization of certain existing parts of Netia's local access network.

** The number of connected lines reported for Q4 2002 has been recalculated in order to reflect the reconfiguration of radio-access system by approximately 4,000 connected lines.



                               (Tables to Follow)



                                    - more -

INCOME STATEMENT (ACCORDING TO IAS)
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                  2002           2001           4Q02             3Q02
                                                            audited        audited      unaudited        unaudited
-------------------------------------------------------------------------------------------------------------------
Telecommunications services revenue                         588,120        512,163        151,429          149,060
Other revenue                                                16,264         26,688          2,583            3,336
TOTAL REVENUES                                              604,384        538,851        154,012          152,396

Interconnection charges, net                               (117,480)      (122,211)       (27,948)         (29,982)
Other operating expenses                                   (331,679)      (355,448)       (91,867)         (73,725)
ADJUSTED EBITDA                                             155,225         61,192         34,197           48,689
Margin (%)                                                     25.7%          11.4%          22.2%            31.9%

Depreciation of fixed assets                               (194,634)      (172,735)       (42,443)         (54,905)
Amortization of intangible assets                           (74,046)       (62,892)       (19,221)         (18,231)
Amortization and impairment of goodwill                           0      (238,217)              0                0
Impairment provision for long term assets                  (149,353)      (116,247)       (40,664)        (108,689)
EBIT                                                       (262,808)      (528,899)       (68,131)        (133,136)
Margin (%)                                                    -43.5%         -98.2%         -44.2%           -87.4%

Effect of default on long term debt                               0       (112,047)             0                0
Effect of canceling of swap transactions                          0       (274,637)             0                0
Financial (expenses)/income, net                           (417,570)      (230,019)       216,827         (202,113)
(LOSS)/PROFIT BEFORE TAX                                   (680,378)    (1,145,602)       148,696         (335,249)

Income tax (charge)/benefit                                  (1,903)        (5,424)           315             (893)
Minority share in losses/(profits) of
  subsidiaries                                                7,309          1,809           (435)           8,011
NET (LOSS)/PROFIT                                          (674,972)    (1,149,217)       148,576         (328,131)
Margin (%)                                                   -111.7%        -213.3%          96.5%          -215.3%

(Loss)/earnings per share (not in thousands)                 (17.89)        (37.29)          2.56           (10.61)
Weighted average number of shares outstanding
  (not in thousands)                                     37,730,692     30,817,291     58,135,397       30,927,353


NOTE TO FINANCIAL EXPENSES
Net interest (expense)/income                              (229,701)      (385,849)        90,810         (111,488)
Net foreign exchange (losses)/gains                        (187,742)       155,830        126,144          (90,625)
Amortization of notes issuance costs                           (127)             0           (127)               0



                                    - more -

BALANCE SHEET (ACCORDING TO IAS, audited)
(PLN in thousands unless otherwise stated)

TIME PERIODS                                                         DECEMBER 31, 2002            DECEMBER 31, 2001
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                      132,465                      486,946
Restricted investments, cash and cash equivalents                              254,211                       47,500
Accounts receivable
     Trade, net                                                                 87,067                       91,838
     Government value added tax                                                  2,374                       15,179
     Other                                                                       8,147                        3,510
Inventories                                                                        854                        1,708
Prepaid expenses                                                                 8,260                        9,358
TOTAL CURRENT ASSETS                                                           493,378                      656,039

Investments                                                                      1,663                        1,949
Fixed assets, net                                                            2,245,917                    2,454,309
Computer software, net                                                         112,685                       82,944
Licenses, net                                                                  639,176                      695,149
Other long term assets                                                               0                       13,957
TOTAL NON-CURRENT ASSETS                                                     2,999,441                    3,248,308

TOTAL ASSETS                                                                 3,492,819                    3,904,347

Current maturities of long term debt                                                 0                    3,396,869
Short term liabilities for licenses                                            211,247                      165,613
Accounts payable and accruals
     Trade                                                                      89,864                      170,779
     Liabilities connected with cancellation of cash flow hedges                     0                      224,907
     Accruals and other                                                         85,805                      163,561
Deferred income                                                                  6,956                        7,495
TOTAL CURRENT LIABILITIES                                                      393,872                    4,129,224

Long term debt                                                                 161,756                            0
Long term liabilities for licenses                                             112,260                       92,764
Long term installment obligations                                                5,141                            0
TOTAL NON-CURRENT LIABILITIES                                                  279,157                       92,764

Minority interest                                                               17,499                       25,607

Share capital                                                                  203,285                      203,285
Share premium                                                                1,713,865                    1,713,865
Treasury shares                                                                 (2,812)                      (3,611)
Other reserves                                                               3,819,712                            0
Accumulated deficit                                                         (2,931,759)                  (2,256,787)
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                         2,802,291                     (343,248)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)                         3,492,819                    3,904,347



                                    - more -

CASH FLOW STATEMENT (ACCORDING TO IAS)
(PLN in thousands unless otherwise stated)

                                                                    2002            2001            4Q02         3Q02
TIME PERIODS:                                                    AUDITED         AUDITED       UNAUDITED    UNAUDITED
----------------------------------------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                                               (674,972)     (1,149,217)        148,576     (328,131)

Adjustment to reconcile net loss to net cash
provided by operating activities
Depreciation of fixed assets and amortization of
goodwill, licenses and other intangible assets                   268,680         253,565          61,664       73,136
Amortization of notes issuance costs                                 127               0             127            0
Amortization of discount on notes                                      0         106,830               0            0
Minority share in (losses)/profits of subsidiaries                (7,309)         (1,809)            435       (8,011)
Interest expense accrued on long term debt                       220,428         285,995         (94,523)     109,520
Interest expense accrued on license liabilities                   22,595          19,894           6,705        5,387
Impairment of goodwill                                                 0         220,279               0            0
Impairment provision for long term assets                        149,353         116,247          40,664      108,689
Effect of default on long term debt                                    0         112,047               0            0
Effect of canceling of hedge transactions                              0         274,637               0            0
Allowance for debtors subject to court settlements                     0          16,974               0            0
Increase in long term assets                                           0           1,425               0            0
Foreign exchange losses/(gains)                                  195,914        (157,314)       (121,483)      88,412
Changes in working capital                                        23,660          78,059           3,305       24,473
NET CASH PROVIDED BY OPERATING ACTIVITIES                        198,476         177,612          45,773       73,475

Purchase of fixed assets and computer software                  (270,548)       (582,779)        (49,477)     (56,299)
Decrease of investments                                                0           8,500               0            0
Purchase of minority interest shareholdings in
subsidiaries                                                           0         (60,883)              0            0
Payments for licenses                                                  0          (3,998)              0            0
Increase in restricted investments                              (197,744)              0        (197,744)           0
NET CASH USED IN INVESTING ACTIVITIES                           (468,292)       (639,160)       (247,221)     (56,299)

Payment of interest on long term debt                                  0        (111,355)              0            0
Payments related to restructuring                                (80,394)         (8,740)        (33,655)     (13,851)
Payment for cancellation of swap transactions                    (29,279)        (22,460)              0            0
NET CASH USED IN FINANCING ACTIVITIES                           (109,673)       (142,555)        (33,655)     (13,851)

Effect of exchange rate change on cash and cash
equivalents                                                       25,008         (51,801)         (6,532)       5,838

NET CHANGE IN CASH & CASH EQUIVALENTS                           (354,481)       (655,904)       (241,635)       9,163

Cash & cash equivalents at the beginning of the
period                                                           486,946       1,142,850         374,100      364,937

Cash & cash equivalents at the end of the period                 132,465         486,946         132,465      374,100

Netia management will hold a conference call tomorrow, Friday, February 14, to review the results at 3:00 PM (UK) / 4:00 PM (Continent) / 10:00 AM (Eastern). To register for the call and obtain dial in numbers please contact Mark Walter at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.



                                    - more -

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002, its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003 and its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 and its Current Report on Form 6-K filed with the Commission on February 3, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

       NETIA HOLDINGS S.A.
       CONSOLIDATED FINANCIAL STATEMENTS
       DECEMBER 31, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SUPERVISORY BOARD AND SHAREHOLDERS
OF NETIA HOLDINGS S.A.



We have audited the accompanying consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at December 31, 2002, and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000, all of them expressed in Polish Zloty ("PLN"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000, in accordance with International Financial Reporting Standards.

The convenience translations are disclosed as part of the consolidated financial statements. The convenience translation for the year ended December 31, 2002 has been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at December 31, 2002 of PLN 3.8388 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the years ended December 31, 2002, 2001 and 2000 and the determination of consolidated shareholders' equity / (deficit) as at December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.





PricewaterhouseCoopers Sp. z o.o.



Warsaw, Poland
February 13, 2003

                               NETIA HOLDINGS S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)




                                                                                                 CONVENIENCE
                                                                                                 TRANSLATION
                                                                                                  $ (NOTE 3)
                                                                                               ------------------
                                                          DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                               NOTE           2001               2002                2002
                                              --------   -----------------  -----------------  ------------------
                                                              (PLN)              (PLN)            (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents.................      5                486,946            132,465              34,507
Restricted investments, cash and cash
   equivalents............................      6                 47,500            254,211              66,221
Accounts receivable.......................
   Trade, net of allowance for doubtful
     accounts PLN 36,192 and PLN 45,278
     (USD 11,795).........................                        91,838             87,067              22,681
   Government - value added tax...........                        15,179              2,374                 618
   Other..................................                         3,510              8,147               2,122
Inventories...............................                         1,708                854                 223
Prepaid expenses..........................                         9,358              8,260               2,152
                                                               ---------         ----------            --------
TOTAL CURRENT ASSETS......................                       656,039            493,378             128,524

Investments...............................                         1,949              1,663                 433
Fixed assets, net.........................      7              2,454,309          2,245,917             585,057
Intangible assets.........................
  Licenses, net...........................      8                695,149            639,176             166,504
  Computer software, net..................      9                 82,944            112,685              29,354
Other long term assets....................                        13,957                  -                   -
                                                               ---------         ----------            --------
                                                               3,904,347          3,492,819             909,872
TOTAL ASSETS..............................
                                                               =========         ==========            =========




___________________________
W. Madalski
President of the Company


___________________________
A. Hochman
Chief Financial Officer


Warsaw, Poland
February 13, 2003



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                 CONVENIENCE
                                                                                                 TRANSLATION
                                                                                                 $ (NOTE 3)
                                                                                               -----------------
                                                          DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                               NOTE           2001               2002               2002
                                              --------   -----------------  -----------------  -----------------
                                                              (PLN)              (PLN)           (UNAUDITED)
LIABILITIES

CURRENT LIABILITIES
Current maturities of long-term debt......      12             3,396,869                  -                  -
Short term liabilities for licenses.......      8                165,613            211,247             55,029
Accounts payable and accruals.............
   Trade..................................                       170,779             89,864             23,409
   Liabilities connected with cancellation
    of cash flow hedges...................      14               224,907                  -                  -
   Accruals and other.....................      11               163,561             85,805             22,352
Deferred income...........................                         7,495              6,956              1,812
                                                               ---------         ----------           --------
TOTAL CURRENT LIABILITIES.................                     4,129,224            393,872            102,602

Long term liabilities for licenses........      8                 92,764            112,260             29,244
Long term debt............................      12                     -            161,756             42,137
Long term installment obligations.........      13                     -              5,141              1,339
                                                               ---------         ----------           --------
TOTAL LIABILITIES.........................                     4,221,988            673,029            175,322


Commitments and contingencies.............      24                     -                  -                  -

Minority interest.........................      17                25,607             17,499              4,558

SHAREHOLDERS' (DEFICIT) / EQUITY

Share capital (nominal par value
  of PLN 6 per share).....................                       203,285            203,285             52,955
Share premium ............................                     1,713,865          1,713,865            446,459
Treasury shares...........................                        (3,611)            (2,812)              (733)
Other  reserves...........................      2                      -          3,819,712            995,028
Accumulated deficit.......................                    (2,256,787)        (2,931,759)          (763,717)
                                                               ---------         ----------           --------
TOTAL SHAREHOLDERS' (DEFICIT) / EQUITY ...                     (343,248)          2,802,291            729,992
                                                               ---------         ----------           --------
TOTAL LIABILITIES AND SHAREHOLDERS'
   (DEFICIT) / EQUITY.....................                     3,904,347          3,492,819            909,872
                                                               =========         ==========           ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                    CONVENIENCE
                                                                                                    TRANSLATION
                                                                  YEAR ENDED                        $ (NOTE 3)
                                                -------------------------------------------------  ---------------
                                                 DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                       NOTE          2000             2001             2002             2002
                                       -------  ---------------  ---------------  ---------------  ---------------
                                                    (PLN)            (PLN)            (PLN)         (UNAUDITED)
REVENUE
  Telecommunication services revenue
    Installation fees................                  12,437            2,192            1,808              471
    Monthly fees.....................                  89,685          142,068          148,183           38,601
    Calling charges..................                 284,975          360,707          412,267          107,395
    Other revenue....................                   8,128            7,196           25,862            6,737
                                                ---------------  ---------------  ---------------  ---------------
                                                      395,225          512,163          588,120          153,204
  Other revenue:
    Service..........................                  24,234           18,235            9,487            2,471
    Sales of equipment...............                  23,288            8,453            6,777            1,765
                                                ---------------  ---------------  ---------------  ---------------
  TOTAL REVENUE......................                 442,747          538,851          604,384          157,440

COSTS
Interconnection charges, net.........                (112,270)        (122,211)        (117,480)         (30,603)
Cost of equipment....................                 (20,359)          (7,508)          (5,693)          (1,483)
Salaries and benefits................                 (99,845)        (104,498)        (105,218)         (27,409)
Social security costs................                 (19,221)         (20,833)         (18,152)          (4,729)
Depreciation of fixed assets.........    7           (130,479)        (172,735)        (194,634)         (50,702)
Amortization of goodwill.............                 (25,927)         (17,938)               -                -
Amortization of other intangible
    assets...........................                 (23,304)         (62,892)         (74,046)         (19,289)
Impairment of goodwill...............                       -         (220,279)               -                -
Impairment provision for long term      10
    assets...........................                       -         (116,247)        (149,353)         (38,906)
Other operating expenses.............   19           (167,873)        (222,609)        (202,616)         (52,781)
                                                ---------------  ---------------  ---------------  ---------------
LOSS FROM OPERATIONS.................                (156,531)        (528,899)        (262,808)         (68,462)

Financial expense, net...............   20           (198,681)        (230,019)        (417,570)        (108,776)
Effect of default on long term debt..   12                  -         (112,047)               -                -
Effect of canceling of swap
    transactions.....................   14                  -         (274,637)               -                -
Other................................                    (339)                -               -                -
                                                ---------------  ---------------  ---------------  ---------------
LOSS BEFORE INCOME TAX...............                (355,551)      (1,145,602)        (680,378)        (177,238)
Income tax charge....................   15             (2,514)          (5,424)          (1,903)            (496)
                                                ---------------  ---------------  ---------------  ---------------
LOSS BEFORE MINORITY INTEREST........                (358,065)      (1,151,026)        (682,281)        (177,734)
Minority share in losses / (profits)
    of subsidiaries..................   17             (3,981)           1,809            7,309            1,904
                                                ---------------  ---------------  ---------------  ---------------
NET LOSS.............................                (362,046)      (1,149,217)        (674,972)        (175,830)
                                                ===============  ===============  ===============  ===============

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands).   21             (12.60)          (37.29)          (17.89)           (4.66)
                                                ===============  ===============  ===============  ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                                    TOTAL
                                                                                                                SHAREHOLDERS'
                                          SHARE      SHARE     TREASURY     OTHER      HEDGING    ACCUMULATED     EQUITY /
                                NOTE     CAPITAL    PREMIUM     SHARES     RESERVES    RESERVE      DEFICIT      (DEFICIT)
                               ------- ---------- ----------- ---------- ------------ ---------- ------------- --------------
                                         (PLN)      (PLN)       (PLN)      (PLN)       (PLN)        (PLN)          (PLN)
BALANCE AS AT
  JANUARY 1, 2000........               173,735   1,275,840     (1,401)           -          -      (771,082)       677,092

Net loss.................                     -           -          -            -          -      (362,046)      (362,046)
Issuance of shares,
  net of related costs...                27,000     438,025          -            -          -             -        465,025
Shares issued for stock
option plan..............                 2,550           -     (2,550)           -          -             -              -
Employee stock
  subscriptions and stock
  option exercises.......                     -           -        340            -          -             -            340
                                        -------   ---------     ------    ---------    --------   ----------       --------
BALANCE AS AT DECEMBER 31,              203,285   1,713,865     (3,611)           -          -    (1,133,128)       780,411
  2000...................

Effect of adopting IAS 39                     -           -          -                 (25,424)       25,558            134
                                        -------   ---------     ------    ---------    --------   ----------       --------
AS RESTATED..............               203,285   1,713,865     (3,611)           -    (25,424)   (1,107,570)       780,545

Fair value losses on cash       14
  flow hedges, net of tax                     -           -          -            -   (249,213)            -       (249,213)
Fair value losses               14
  reclassified and reported
  in the statement of
  operations.............                     -           -          -            -     47,903             -         47,903
Canceling of swap               14
  transactions...........                     -           -          -            -    226,734             -        226,734
Net loss.................                     -           -          -            -          -    (1,149,217)    (1,149,217)
                                        -------   ---------     ------    ---------    --------   ----------       --------
BALANCE AS AT DECEMBER 31,              203,285   1,713,865     (3,611)           -          -    (2,256,787)      (343,248)
  2001...................

Exchange of shares with         17
minority shareholder.....                     -           -        799            -          -             -            799
Reduction of debt........        2            -           -          -    3,553,712          -             -      3,553,712
Subscription for series H        2
  shares.................                     -           -          -      338,457          -             -        338,457
Cost of issuance of shares   2, 16            -           -          -      (72,457)         -             -        (72,457)
Net loss.................                     -           -          -            -          -      (674,972)      (674,972)
                                        -------   ---------     ------    ---------    --------   ----------       --------
BALANCE AS AT DECEMBER 31,
  2002...................               203,285   1,713,865     (2,812)   3,819,712          -    (2,931,759)      2,802,291
                                        =======   =========     ======    =========    ========   ==========       =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                              YEAR ENDED                      $ (NOTE 3)
                                                             ----------------------------------------------  --------------
                                                    NOTE     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                 2000            2001            2002            2002
                                                   --------  --------------  --------------  --------------  --------------
                                                                 (PLN)           (PLN)           (PLN)        (UNAUDITED)

Cash flows from operating activities:
  NET LOSS                                                       (362,046)     (1,149,217)       (674,972)       (175,830)
Adjustments to reconcile net loss to net
cash provided by operating activities............
  Depreciation of fixed assets and amortization
    of goodwill, licenses and other intangible
    assets.......................................                 179,710         253,565         268,680          69,991
  Amortization of notes issuance costs...........                  12,932               -             127              33
  Amortization of discount on notes..............                 116,646         106,830               -               -
  Interest expense accrued on license liabilities                  25,743          19,894          22,595           5,886
  Interest expense accrued on long term debt.....                 259,441         285,995         220,428          57,421
  Minority share in profits / (losses) of
    subsidiaries.................................                   3,981          (1,809)         (7,309)         (1,904)
  Impairment of goodwill.........................                       -         220,279               -               -
  Impairment provision for long term assets......    10                 -         116,247         149,353          38,906
  Effect of default on long term debt............                       -         112,047               -               -
  Effect of canceling of hedge transactions......                       -         274,637               -               -
  Allowance for debtors subject to court
    settlements..................................                       -          16,974               -               -
  Other losses...................................                     339               -               -               -
  (Decrease) / Increase in long term assets......                  (2,185)          1,425               -               -
  Foreign exchange (gains) / losses
    on translation of long term debt
    and restricted investments...................                (127,622)       (157,314)        195,914          51,035
  Changes in working capital.....................                  58,367          78,059          23,660           6,164
                                                             --------------  --------------  --------------  --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES........                 165,306         177,612         198,476          51,702
Cash flows used in investing activities:
  Purchase of fixed assets and computer software.                (756,657)       (582,779)       (270,548)        (70,477)
  Purchase of minority interest shareholdings in
    subsidiaries.................................                       -         (60,883)              -               -
  (Increase) / decrease of investments...........                 (20,990)          8,500               -               -
  Increase of restricted investments.............                (219,902)              -               -               -
  Increase of restricted cash and cash equivalents   6                  -               -        (197,744)        (51,512)
  Payments for licenses..........................                (359,971)         (3,998)              -
                                                             --------------  --------------  --------------  --------------
NET CASH USED IN INVESTING ACTIVITIES............              (1,357,520)       (639,160)       (468,292)       (121,989)
Net cash provided by / (used in) financing
  activities:
  Net proceeds from issuance of shares...........                 467,575               -               -               -
  Proceeds from long term loans and liabilities..                 839,320               -               -               -
  Repayment of bank loans and vendor financing...                 (61,481)              -               -               -
  Payment of interest on long term debt..........                       -        (111,355)              -               -
  Payments related to restructuring..............                       -          (8,740)        (80,394)        (20,942)
  Payments for cancellation of swap transactions.    16                 -         (22,460)        (29,279)         (7,627)
  Contribution from minority shareholders in
    subsidiaries.................................                  77,331               -               -               -
  Capitalized deferred financing costs...........                 (33,514)              -               -               -
                                                             --------------  --------------  --------------  --------------
NET CASH PROVIDED BY / (USED IN)
  FINANCING ACTIVITIES...........................               1,289,231        (142,555)       (109,673)        (28,569)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH
    EQUIVALENTS..................................                 (56,577)        (51,801)         25,008           6,515

NET CHANGE IN CASH AND CASH EQUIVALENTS..........                  40,440        (655,904)       (354,481)        (92,341)

Cash and cash equivalents at beginning of year...               1,102,410       1,142,850         486,946         126,848
                                                             --------------  --------------  --------------  --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR.........               1,142,850         486,946         132,465          34,507
                                                             ==============  ==============  ==============  ==============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                                               YEAR ENDED                          $ (NOTE 3)
                                            --------------------------------------------------   ----------------
                                             DECEMBER 31,     DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                 2000             2001             2002               2002
                                            ---------------  ---------------  ----------------   ----------------
                                                (PLN)            (PLN)             (PLN)           (UNAUDITED)

Changes in working capital
  components:..........................
Trade receivables......................           (23,832)          10,497             4,771              1,243
Government receivables.................            (3,693)          32,784             7,439              1,938
Other receivables......................               928              357            (4,637)            (1,208)
Inventories............................               (58)           1,050               854                222
Prepaid expenses.......................             1,372           (1,813)            1,098                286
Trade creditors........................            83,695           20,418            25,246              6,577
Payables to related parties............            (4,686)               -                 -                  -
Accruals and other payables............             1,466           11,779           (10,572)            (2,754)
Deferred income........................             3,175            2,987              (539)              (140)
                                                  -------           ------           -------             ------
                                                   58,367           78,059            23,660              6,164
                                                  =======           ======           =======             ======

SUPPLEMENTAL DISCLOSURES:



                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                 YEAR ENDED                        $ (NOTE 3)
                                            --------------------------------------------------   -----------------
                                             DECEMBER 31,     DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                 2000             2001              2002               2002
                                            ---------------  ---------------  ----------------   -----------------
                                                (PLN)            (PLN)             (PLN)           (UNAUDITED)

Interest paid..........................           258,762          256,868                 -                   -
Income taxes paid / (recovered)........             9,134           (4,915)             1,273                 332


      Interest paid during the year ended December 31, 2001 includes PLN 111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts.

NON-CASH INVESTING AND FINANCING ACTIVITIES:

     The Company incurred the following financing transactions that did not involve cash flows in the current period:


                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                               YEAR ENDED                          $ (NOTE 3)
                                            --------------------------------------------------   -----------------
                                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                 2000              2001             2002              2002
                                            ---------------  ---------------  ----------------   -----------------
                                                (PLN)            (PLN)             (PLN)           (UNAUDITED)
Conversion of 1997, 1999 and 2000 Notes
   and swap obligations into 2002 Notes
   and series H shares (see Note 2) ...                 -                -         4,096,068           1,067,018


     The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:


                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                               YEAR ENDED                          $ (NOTE 3)
                                            --------------------------------------------------   -----------------
                                            DECEMBER 31,     DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                2000             2001              2002               2002
                                            ---------------  ---------------  ----------------   -----------------
                                                (PLN)            (PLN)             (PLN)           (UNAUDITED)
                                                  296,694          154,604            52,952             13,794





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



1.       THE COMPANY

       Netia Holdings S.A. ("the Company" or "Netia Holdings") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

       The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the new Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 8 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Netia Group currently provides various voice telephone services in areas covering approximately 33% of Poland and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service (including, since August 2001, domestic long distance), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, services based upon an Intelligent Network: Freephone ("0800") and Split Charge ("0801"). In the near future the Netia Group also expects to begin offering "0-708" premium rate services, based on an arbitration decision issued by the President of the Office for the Regulations of Telecommunications and Post (the "ORTP") and subject to the successful completion of negotiations with TPSA in respect of interconnections with TPSA. The Netia Group has recently launched wholesale services, including the wholesale termination of in-bound traffic, which has been offered since early 2001, and duct, dark fiber and capacity leasing and co-location services, which have been offered from the second half of 2002. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

       The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since September 2000. Between August 1999 and October 2002 the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") decided to delist Netia's ADSs from the NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all listing requirements (see also Note 26 for further details).

       The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2.       FINANCIAL RESTRUCTURING

    BACKGROUND

       On December 15, 2001, the Company defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, the Company was in default on all six series of the issued notes that were then outstanding. The Company has also defaulted on swap payments under certain swap agreements. The Company also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a level of shareholders' equity, which - as calculated according to Polish Accounting Standards - has been at deficit since December 31, 2001, the Company was required to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South") petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

       On March 5, 2002, the Company reached an agreement on the restructuring (the "Restructuring Agreement") of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., then owning together approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Subsequently the Restructuring Agreement was signed by majority of creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


       On June 14, 2002 an exchange agreement (the "Exchange Agreement") was entered into by the Company, certain of its subsidiaries and a substantial majority of the consenting creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of the financial restructuring outlined in the Restructuring Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement.

       Pursuant to the Restructuring Agreement and the Exchange Agreement Netia Holdings B.V. ("NH BV"), the Company's wholly-owned Dutch subsidiary issued EUR 49,869 10% Senior Secured Notes due 2008 (the "2002 Notes") to holders of the existing notes and JPMorgan Chase Bank ("JPMorgan") in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in form of installment obligations for series H shares issued by the Company. On December 23, 2002 312,626,040 (not in thousand) series H shares offered by the Company were subsribed by its creditors in exchange for such installment obligations. The restructuring process encompassed legal proceedings in three jurisdictions and included: Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings in the United States of America.

       Under the Restructuring Agreement and the Exchange Agreement, the Company's shareholders as of December 22, 2002 will be issued transferable warrants to acquire up to 64,848,652 (not in thousand) ordinary shares representing 15% of the Company's post-restructuring share capital (after the issuance of 18,373,785 (not in thousand) ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price applicable to the warrants shall correspond to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of registration of series H shares. The Company also plans to issue up to 18,373,785 (not in thousand) ordinary shares under a key employee stock option plan. The specific terms and conditions of the warrants and stock option plan are not yet determined.

    STATUS OF THE RESTRUCTURING

       As result of the Dutch court decision of November 6, 2002, whereby the moratorium arrangements relating to the three special-purpose finance subsidiaries of the Company were confirmed, and that became final and unappealable on November 15, 2002, the existing liabilities of the Company's Dutch special-purpose finance subsidiaries under the notes and swap agreements have become unenforceable. The guarantees issued previously by Netia Holdings to noteholders and swap counterparties have been reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which would have to be repaid by the Company in installments between 2007 and 2012. The Polish court decision became final and unappeable on December 3, 2002. The Polish arrangement proceedings were also conducted separately for two subsidiaries of the Company: Telekom and South in respect to intra-group debt and the other swap arrangements. The arrangement plans for Telekom and South have been approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in reduction of the liabilities of Telekom and South to 8.7% and 1% of their original values, respectively.

       On October 21, 2002 Netia Holdings, Telekom and South entered into an agreement (the "Agreement and Releases") with the minority group of the Company's claimholders (the "Dissenting Parties"), who previously objected to the restructuring. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court's ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the Dissenting Parties' objections to the United States 304 proceeding (including objection to turnover of the deposits to Netia) were withdrawn and their appeal was dismissed with prejudice. The US Bankruptcy Court will now decide when the deposits of EUR 13,878 (PLN 54,866 at the exchange rate prevailing at December 31, 2002) should be turned over to Netia.

       On November 29, 2002 the Polish Securities and Exchange Commission (the "Commission") decided to admit to public trading up to 317,682,740 (not in thousand) ordinary series H shares, 64,848,652 (not in thousand) ordinary series J shares and 18,373,785 (not in thousand) ordinary series K shares to be issued in connection with restructuring. Furthermore, the Commission gave its consent for the introduction to public trading of 31,419,172 (not in thousand) ordinary series I notes and 1,005,154 (not in thousand) ordinary series II notes, which authorize their holders to subscribe for the series J shares on a pre-emptive basis, with priority over the Company's shareholders (subscription warrants), and 18,373,785 (not in thousand) ordinary series III notes, which authorize their holders under a key employee stock option plan to subscribe for the series K shares on a pre-emptive basis.

       On December 23, 2002 the subscription of series H shares and issuance new notes were completed. 312,626,040 (not in thousand) series H shares at PLN
    1.0826241 (not in thousand) per share were allocated out of total of 317,682,740 (not in thousand) offered to the Company's creditors in accordance with the agreed terms of the restructuring. NH BV issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) in exchange for the existing notes of NH BV and Netia Holdings II B.V. ("NH II BV") and for claims under swap arrangement with JPMorgan by Netia Holdings

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    III B.V. ("NH III BV") in accordance with the agreed terms of restructuring and the composition plans for each of the Company's Dutch subsidiaries. After registration of series H shares, the Company's creditors will own shares representing approximately 91% of the Company's share capital.

       Registration of series H shares took place on January 30, 2003. On February 13, 2003 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003 (see aldo Note 26).

       As of January 2, 2003, all courts' decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under the Dutch composition plans and Polish arrangement plans.

       On February 13, 2003, Netia's Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company's Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture") and (ii) the substantial restrictions imposed by the Indenture covenants Netia's flexibility to run its daily operational business.

    CURRENT FINANCIAL CONDITION

       The restructuring resulted in a surplus of PLN 3,553,712, calculated as a difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141, (ii) the value of the 2002 Notes of PLN 198,758, (iii) the issuance value of new ordinary series H shares issued of PLN 338,457, and was recorded in the other reserves of the shareholders' equity.

       The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, allowed the Company to regain solvency. Those arrangements will be additionally confirmed in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York. Management does not believe that the outcome of U.S. proceedings will have a material adverse effect on the financial restructuring of the Company. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay (i) the 2002 Notes at principal amount of EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) in 2008 and interests accrued on 2002 Notes in accordance with the terms of 2002 Notes, and (ii) the outstanding installment obligations at nominal amount of PLN 11,872 between 2007 and 2012, not exchanged for the ordinary series H shares offered by the Company.

       As a result of the restructuring, as at December 31, 2002 the shareholders' equity amounted to PLN 2,802,291, and working capital of PLN 99,506.

       As the restructuring is virtually complete Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company's cash, such as substantial reductions in capital and operating expenditures in comparison with the Company's prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of the Company's remaining license fee obligations (see also Note 8). Cash and cash equivalents held by the Netia Group as at December 31, 2002 amounted to PLN 132,465. The Company also held restricted cash and cash equivalents of PLN 199,345 established as temporary security for its 2002 Notes. Furthermore, the Company held PLN 54,866 in an restricted deposit account, which is expected to be released for the Company upon finalization of the proceedings in the U.S.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


3.    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by International Accounting Standards Board ("IASB").

        In 2001 the Company adopted IAS 39 "Financial Instruments - Recognition and Measurement". The effects of the adoption, if any, are further described in the notes to these consolidated financial statements.

        IFRS vary in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 25 for a reconciliation of net loss and shareholders' equity/(deficit) based on IAS to U.S. GAAP.

    MEASUREMENT BASIS

        Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The consolidated financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, "Financial Reporting in Hyperinflationary Economies". The inflated values in Polish Zloty ("PLN") at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

    US DOLLAR CONVENIENCE TRANSLATION (UNAUDITED)

        The measurement currency is Polish Zloty that reflects the economic substance of the underlying events and circumstances of the Company. The US Dollar amounts shown in the accompanying consolidated financial statements have been translated at December 31, 2002 and for the year ended December 31, 2002 from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.8388 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2002. These amounts are unaudited and are included for the convenience of the reader only as supplementary information. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into US Dollars at this or any other rate.

    PRINCIPLES OF CONSOLIDATION

        Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date on which control ceases. All intercompany transactions, balances and unrealized gains on transactions between subsidiaries of the Company have been eliminated; unrealized losses are also eliminated unless the cost cannot be recovered. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses.

    USE OF ESTIMATES

        The preparation of financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on the Management's best knowledge of current events actual results could differ from these estimates.

    RECLASSIFICATIONS

        Certain prior periods' amounts have been reclassified to conform to the presentation for the year ended December 31, 2002.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company presents cash and cash equivalents held in restricted accounts as a component of restricted cash and cash equivalents in long or short term assets, depending on the terms of legal restrictions relating to a particular balance.

    FINANCIAL INSTRUMENTS

        Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

    TRADE RECEIVABLES

        Trade receivables are carried at original invoice amount less provision made for impairment of these receivables at the year end. Bad debts are written off when identified. If it is probable that the Company will not able to collect the receivables, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows, discounted at the imputed interest rate of interest for similar borrowers.

    INVENTORIES

        Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.

    IMPAIRMENT

        Tangible fixed assets and intangible assets, including goodwill, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

    FIXED ASSETS AND NETWORK UNDER CONSTRUCTION

        Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets before operations commence. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

        The costs of repairs and maintenance are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


        Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:


                                                                                                           TERM
                                                                                                    ---------------
    Land....................................................................................              infinite
    Buildings...............................................................................              40 years
    Long term ground lease..................................................................              99 years
    Base stations (Uni-Net).................................................................         7 to 13 years
    Transmission network....................................................................              15 years
    Switching system........................................................................              10 years
    Machinery and equipment.................................................................          4 to 8 years
    Office equipment........................................................................          3 to 8 years
    Office furniture........................................................................               5 years
    Vehicles................................................................................          5 to 6 years


    LICENSES

        Licenses are stated at cost less accumulated amortization. If payment for the license is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company's effective borrowing rates at the time the license was granted. Any differences between the nominal price of the license and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that license territory becomes operational and are then recognized as interest expense over the period of the obligation. Amortization of the license also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years. See also Note 8 for Management's plans regarding the licenses held by the Company.

    COMPUTER SOFTWARE COSTS

        Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

        Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

    LONG TERM DEBT

       Upon the adoption of IAS 39, the Company stated its long term debt at amortized cost using the effective cost method and the difference between that cost and the amount payable, net of discount and deferred financing costs, was recognized as the effect of adopting IAS 39 in the opening accumulated deficit. As a result of the defaults on the Notes described in
    Note 12, certain debt of the Company has been treated as short term and the effective interest method value of the debt has equaled its face value.

       Prior to the adoption of IAS 39, the Company had carried its long-term debt at the amount payable, net of discount in the case of discount bonds. Discounts were amortized over the discount period using the effective cost method. Costs incurred in obtaining financing were deferred and amortized to financial expense over the term of the credit facility or the maturity of the outstanding notes.

       Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective cost method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

    RETIREMENT BENEFITS

        The Company pays social security taxes on each employee to the Polish Government. The Company has no other employee retirement plans.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    SHARE CAPITAL

        All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

    REVENUE

        Telecommunications and other revenue is stated net of discounts and value added tax.

    (1)   Telecommunications Revenue

        Telecommunications revenue includes mainly installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of installation costs, when the customer is connected to the network. Other telecommunication revenue comprises the provision of domestic long distance telephone services, voice mail, ISDN, dial-up and fixed-access Internet, leased lines, VoIP, frame relay and co-location services, as well as the sale of telecommunications accessories; revenues for these transactions are recognized when the service is provided or when the goods are sold.

    (2)   Other Revenue

        Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company's subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

    INTERCONNECTION CHARGES

        Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company's network or originate outside the network and terminate within it, or are only transferred through the Company's network. The Company pays interconnection charges based on agreements entered into with other telecommunication operators.

    FOREIGN EXCHANGE GAINS AND LOSSES

        Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement or capitalized as part of network under construction in accordance with the Company's fixed assets capitalization policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

    DEFERRED INCOME TAXES

        Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. Valuation allowances are recorded for deferred tax assets when it is likely that tax benefits will not be realized.

4.       FINANCIAL RISK MANAGEMENT


    FINANCIAL RISK FACTORS

       The Company's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


       Risk management has been carried out by a central treasury department under policies approved by the Company's Management Board. The treasury department has been identifying, evaluating and hedging financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity.

    Foreign Exchange Risk

       The Company's revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. In the previous years the Company raised long term debt on international financial markets and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar and Euro.

    Interest Rate Risk

       The Company's income and operating cash flows are substantially independent of changes in market interest rates. The Company's policy is to maintain approximately all of its borrowings in fixed rate instruments. Interest rates of all categories of long term debt are fixed.

    Credit Risk

       The Company has no significant concentrations of credit risk. Cash transactions are limited to high credit quality financial institutions.

    Liquidity Risk

       Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, which is analysed on a regular basis, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

    FAIR VALUE ESTIMATION

       The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The net book value and fair value of long term fixed rate debt at December 31, 2001 was PLN 3,396,869 and PLN 585,960, respectively. The fair value of the long term debt was determined using market quotes at the balance sheet date. As at December 31, 2002 the fair value of long term debt was based on present value of future cash flows amounting to PLN 161,756 and was equal to its balance sheet value.


5.       CASH AND CASH EQUIVALENTS


                                                                                  DECEMBER 31,        DECEMBER 31,
                                                                                     2001                2002
                                                                               ------------------   ----------------
                                                                                     (PLN)               (PLN)
    Cash at bank and in hand                                                            486,946             86,870
    Short term deposits                                                                       -             45,595
                                                                               ------------------   ----------------
                                                                                        486,946            132,465
                                                                               ==================   ================

        The short term deposits consist primarily of funds deposited with money market investment funds and asset management institutions, which are invested in various short term low risk debt instruments.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



6.  RESTRICTED INVESTMENTS, CASH AND CASH EQUIVALENTS


                                                                                 DECEMBER 31,        DECEMBER 31,
                                                                                     2001                2002
                                                                                -----------------    ---------------
                                                                                     (PLN)               (PLN)
    Current portion
    2000 Notes - Investment Account..........................................            47,500             54,866
    2002 Notes - Restricted Accounts.........................................                 -            199,345
                                                                                -----------------    ---------------
                                                                                         47,500            254,211
                                                                                =================    ===============

        In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an "Investment Account" with the trustee for its 2000 Notes. As of December 31, 2002, three payments of EUR 13,750 each have been made from this account. In June 2002 the Treasury Notes have been sold and the funds invested in cash deposits. These remaining funds are expected to be released for the Company upon completion of the 304 Section proceedings in the U.S. (see Note 2).

        On December 20, 2002 the Company established a restricted account as a temporary security for the 2002 Notes. As at December 31, 2002 cash deposited to this account amounted to PLN 63,256.

        On December 23, 2002, the Company entered into agreements on security assignment of rights to investment accounts as a temporary security for obligations of NH BV arising from the issue of the 2002 Notes. The value of these accounts amounted to PLN 136,089 as at December 31, 2002. On January 3, 2003 securities of PLN 80,265 have been transferred to an escrow account securing the 2002 Notes.

       On February 13, 2003 the redemption of 2002 Notes was approved by the Company's Supervisory Board, following the recommendation of the Management Board (see also Note 2).


7.       FIXED ASSETS AND NETWORK UNDER CONSTRUCTION


                                     DECEMBER 31,                                                       DECEMBER 31,
    ASSETS AT ADJUSTED COST              2001            ADDITIONS       TRANSFERS      DISPOSALS           2002
                                    -----------------  ---------------   ------------  --------------  ----------------
                                         (PLN)             (PLN)            (PLN)          (PLN)            (PLN)

    Buildings......................          87,945                -        (2,519)               -            85,426
    Land...........................          14,505            2,553              -               -            17,058
    Long term ground lease.........           5,400                6              -               -             5,406
    Transmission network ..........       1,313,543                -        171,929          (2,652)        1,482,820
    Switching system...............         848,020                -        132,977            (509)          980,488
    Base stations..................          12,448            1,450              -               -            13,898
    Machinery and equipment........         158,164           20,431         11,053          (1,859)          187,789
    Office furniture and equipment.         106,612            1,695             36            (133)          108,210
    Vehicles.......................          19,520                -              -          (4,181)           15,339
                                    -----------------  ---------------   ------------  --------------  ----------------
                                          2,566,157           26,135        313,476          (9,334)        2,896,434
    Network under construction.....         429,427          102,961       (313,476)        (19,223)          199,679
                                    -----------------  ---------------   ------------  --------------
                                                                                                       ----------------
                                          2,995,584          129,096              -         (28,567)        3,096,113
                                    =================  ===============   ============  ==============  ================



    ACCUMULATED DEPRECIATION         DECEMBER 31,      DEPRECIATION      TRANSFERS      DISPOSALS       DECEMBER 31,
                                         2001             EXPENSE                                           2002
                                    -----------------  ---------------  -------------  --------------  ----------------
                                         (PLN)             (PLN)           (PLN)          (PLN)            (PLN)

    Buildings.................................7,116            3,317           (134)              -           10,299
    Long term ground lease..................... 258              103              -               -              361
    Transmission network....................170,052           98,162           (293)           (212)         267,709
    Switching system........................151,138           51,579         (1,221)            (38)         201,458
    Base stations............................11,935            1,421              -               -           13,356
    Machinery and equipment..................27,825           14,455          1,648          (1,133)          42,795
    Office furniture and equipment...........44,046           22,654              -            (582)          66,118
    Vehicles.................................12,658            2,943              -          (3,293)          12,308
                                    -----------------  ---------------  -------------  --------------  ---------------
                                            425,028          194,634              -          (5,258)         614,404
                                    =================  ===============  =============  ==============  ===============



                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



    IMPAIRMENT CHARGE (SEE NOTE 10)                    DECEMBER 31,    IMPAIRMENT                        DECEMBER 31,
                                                         2001            CHARGE          DISPOSALS          2002
                                                     ---------------  ------------      -----------     -------------
                                                         (PLN)            (PLN)            (PLN)            (PLN)

    Transmission network...........................       97,024           89,594               -           186,618
    Switching system ..............................            -           16,668               -            16,668
    Office furniture and equipment.................            -            8,116               -             8,116
    Network under construction.....................       19,223           24,390         (19,223)           24,390
                                                         -------          -------         -------           -------
                                                         116,247          138,768         (19,223)          235,792
                                                         =======          =======         =======           =======



    NET BOOK VALUE                                                                    DECEMBER 31,     DECEMBER 31,
                                                                                          2001             2002
                                                                                     ----------------  ---------------
                                                                                          (PLN)            (PLN)
    Buildings ..................................................................             80,829           75,127
    Land........................................................................             14,505           17,058
    Long term ground lease......................................................              5,142            5,045
    Transmission network........................................................          1,046,467        1,028,493
    Switching system............................................................            696,882          762,362
    Base stations...............................................................                513              542
    Machinery and equipment.....................................................            130,339          144,994
    Office furniture and equipment..............................................             62,566           33,976
    Vehicles....................................................................              6,862            3,031
                                                                                     ----------------  ---------------
                                                                                          2,044,105        2,070,628
    Network under construction..................................................            410,204          175,289
                                                                                     ----------------  ---------------
                                                                                          2,454,309        2,245,917
                                                                                     ================  ===============

        Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 35,516, PLN 30,109 and PLN 24,361 and financial costs of PLN 27,135, PLN 5,525 and PLN 8,002 were capitalized to network under construction during the years ended December 31, 2000, 2001 and 2002, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company's effective borrowing rates of 9.29%, 11.45% and 6.95% for the years ended December 31, 2000, 2001 and 2002, respectively.


8.        LICENSES

       Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the NTA becoming effective. In addition, all operating subsidiaries of the Company that render basic telephone services applied to ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Telekom applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Telekom obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services through its network.

        The domestic and international long distance traffic is carried through the network of Netia 1 Sp z o.o. ("Netia 1") in areas where Netia 1 has its own network. The terms of interconnection in each area of our presence were negotiated separately, subject to guidelines established by the Minister of Communications ("MOC") prior to 2001 and by the telecommunications market regulator in Poland - the President of ORTP. Based on the NTA since January 1, 2003, the Netia Group carries the international traffic through its network and through interconnection with the international networks of Telekomunikacja Polska S.A. ("TPSA") or other telecommunication operators.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

        When the licenses obtained, among other companies of Netia Group, by Netia Telekom Silesia S.A. ("Silesia"), Netia Telekom Telmedia S.A. ("Telmedia"), Netia Telekom Mazowsze S.A. ("Mazowsze") and Netia 1 were issued, the MOC's policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. in such zone. An exception to this duopoly model was made in the city of Warsaw, where licenses were issued to two operators - among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TP SA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. License fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licenses were issued, under the same assumption.

        The nominal license fees obligations of PLN 323,507, including deferral fees of PLN 15,799, remained unpaid as at December 31, 2002. In connection with the conversion of licenses into permits as of January 1, 2001 and the freedom of entry into the Polish telecommunications market for new operators, the Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002 it has postponed the license payments of EUR 32,943 (PLN 134,879 at the December 31, 2002 exchange rate) due on June 30, 2002 until December 31, 2002.

        In December 2002, a law entered into force in Poland regarding the conversion of the outstanding license fee obligations of local operators. This law provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the conversion of license fee obligations in exchange for the shares or debt of companies, which have outstanding license fees in connnection with licenses authorizing provisioning of local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding license fee obligations based on capital expenditures it has already incurred (the "Applications"). The Applications are to be reviewed by the Polish Government and can only be rejected if the Ministry responsible for the matter does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion. As of the date of these financial statements the Company is awaiting a response to the Applications. The Company plans to reverse their license fee obligations to the statement of operations in the period when formal approval is received from the Polish Government regarding the cancellation of its license fee obligations. As a result of submitting the Applications the Company has not made the license fee payments of PLN 195,384 due on December 31, 2002. Furthermore, the Company has not made a payment of EUR 1,000 (PLN 4,094 at the exchange rate in effect on December 31, 2002) for its long distance license fee obligation due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry's decision, in order to obtain a further deferral of both installments until June 30, 2003. The Ministry of Infrastructure's decision in this matter is still pending. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure's rejecting its request. Netia 1 will apply for a second review of this decision. On the date of these financial statements however, all the aforementioned license fee obligations remain outstanding.

        In December 2002, the Company's Supervisory Board approved a plan to consolidate its operating subsidiaries. The Netia Group currently has a complex legal structure with over twenty-five subsidiaries. This structure has primarily resulted from the need to establish a separate entity for each telecommunication license held. The consolidation was approved in an effort to reduce management costs, tax risks and operational problems as well as to simplify the Company's intra-group financing and legal arrangements. The plan to consolidate the Company's subsidiaries is expected to result in most operating companies held by the Company being merged into it. The operating subsidiaries' telecommunication licenses (converted to permits) are not transferable. As a result, the Company believes that the existing telecommunication permits, except for the permit issued to Telekom in 2002, will expire when the operating subsidiaries are merged into the parent company. The expiry of these permits will not give the Company the right to claim the return of the license fees that were previously paid. It is not certain whether the expiry of the permits would result in any exemption from additional payments related to the Company's outstanding obligations. After the merger, the parent company will continue to provide telecommunication services under a single new permit that it intends to obtain for the nominal fee of EUR 2.5 in 2003. Netia plans to write-off its telecommunication licenses when the Company has started to implement its plan to consolidate its operating subsidiaries. This is expected to occur during the year ended December 31, 2003.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


       The table below presents the movements of the assets recorded in relation to the value of licenses obtained.


    GROSS BOOK VALUE                                                                   EFFECT OF
                                                                      DECEMBER 31,      PAYMENT        DECEMBER 31,
                                                                         2001          DEFERRAL           2002
                                                                     -------------  -------------     --------------
                                                                        (PLN)           (PLN)             (PLN)

    Local telecommunication licenses/permits.....................         668,114          (321)          667,793
    Datacom and internet licenses/permits........................           7,417             -             7,417
    Domestic long distance licenses/permits......................         114,854             -           114,854
                                                                         --------          ----           -------
                                                                          790,385          (321)          790,064
                                                                         ========          ====           =======



                                                                      DECEMBER 31,     AMORTIZATION    DECEMBER 31,
    ACCUMULATED AMORTIZATION                                              2001            EXPENSE          2002
                                                                    ---------------    -------------   -------------
                                                                          (PLN)            (PLN)          (PLN)

    Local telecommunication licenses/permits..................             84,263          47,233        131,496
    Datacom and internet licenses/permits.....................                560             560          1,120
    Domestic long distance licenses/permits...................             10,413           7,859         18,272
                                                                           ------          ------        -------
                                                                           95,236          55,652        150,888
                                                                           ======          ======        =======



                                                                                       DECEMBER 31,     DECEMBER 31,
    NET BOOK VALUE                                                                         2001            2002
                                                                                       --------------  --------------
                                                                                           (PLN)           (PLN)

    Local telecommunication licenses/permits..................                              583,851         536,297
    Datacom and internet licenses/permits.....................                                6,857           6,297
    Domestic long distance licenses/permits...................                              104,441          96,582
                                                                                       ------------       ---------
                                                                                            695,149         639,176
                                                                                       ============       =========



    LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2002



                                                                       LOCAL           DOMESTIC LONG
                                                                   TELECOMMUNICATION      DISTANCE
                                                                   LICENSES/PERMITS    LICENSE/PERMITS      TOTAL
                                                                   ----------------    ----------------   -----------
                                                                        (PLN)            (PLN)            (PLN)

      Not later than 1 year ...................................         211,182             8,189            219,371
      Later than 1 year and not later than 5 years.............               -             8,189              8,189
      Later than five years....................................         178,774                 -            178,774
                                                                   ----------------  ---------------  ---------------
    Nominal value of outstanding payments......................         389,956            16,378            406,334
      Future interest charges on license fee liabilities.......         (81,746)           (1,081)           (82,827)
                                                                   ----------------  ---------------  ---------------
    PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:........         308,210            15,297            323,507
                                                                   ================  ===============  ===============

    Short term license fee liabilities.........................         203,738             7,509            211,247
    Long term license fee liabilities..........................         104,472             7,788            112,260
                                                                   ----------------  ---------------  ---------------
                                                                        308,210            15,297            323,507
                                                                   ================  ===============  ===============

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



    LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2001



                                                                       LOCAL           DOMESTIC LONG
                                                                   TELECOMMUNICATION      DISTANCE
                                                                   LICENSES/PERMITS    LICENSE/PERMITS      TOTAL
                                                                   ----------------    ----------------   -----------
                                                                        (PLN)            (PLN)            (PLN)

      Not later than 1 year ...................................         177,355            3,522            180,877
      Later than 1 year and not later than 5 years.............               -           10,566             10,566
      Later than five years....................................         153,781                -            153,781
                                                                   ---------------  ---------------  ---------------
    Nominal value of outstanding payments......................         331,136           14,088            345,224
      Future interest charges on license fee liabilities.......         (85,088)          (1,759)           (86,847)
                                                                   ---------------  ---------------  ---------------
    PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:........         246,048           12,329            258,377
                                                                   ===============  ===============  ===============

    Short term license fee liabilities.........................         162,921            2,692            165,613
    Long term license fee liabilities..........................          83,127            9,637             92,764
                                                                   ---------------  ---------------  ---------------
                                                                        246,048           12,329            258,377
                                                                   ===============  ===============  ===============


    LOCAL TELECOMMUNICATION PERMITS

        In March 1998, Silesia and Telmedia obtained five fixed-term licenses for the installation and operation of local telecommunication networks on a non-exclusive basis in specified areas of Poland. These licenses were converted into non-exclusive permits on January 1, 2001.

        In June 2000, Mazowsze obtained a license for the provision of telecommunication services within the city of Warsaw. Mazowsze's license, currently converted into a permit, is non-exclusive and valid for 15 years. The net present value of Mazowsze's license was EUR 98,700 (PLN 396,794 at the exchange rate at the date of December 31, 2002). Total additions to the value of the permit of PLN 428,057 also include PLN 12,144 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 57,950 (PLN 225,275 at the exchange rate at the date of the payment) was paid during 2000.

    DOMESTIC LONG DISTANCE PERMIT

        In May 2000, Netia 1 was granted a domestic long distance license. The license, currently converted into a permit, covers the entire territory of Poland and enables Netia 1 to provide inter-city telecommunication services. The net present value of the license was EUR 28,574 (PLN 114,873 at the exchange rate at the date of December 31, 2002). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid by May 25, 2000. A portion of the license fee liability amounting to EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001.

    DATACOM AND INTERNET LICENSES

        In April 1999, Netia Network S.A., a wholly owned subsidiary of the Company, obtained a data communications license covering the entire territory of Poland. The cost of the license was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licenses for its intended use of PLN 3,650 were capitalized to the value of license during the year ended December 31, 2000.

        In July 1999, Telekom obtained an internet provider license for a nominal fee, covering the entire territory of Poland.

        When the NTA became effective the license of Netia Network and Telekom expired, as under the NTA data transmission and internet access provisioning do not require licenses or permits.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    LICENSE REQUIREMENTS

       The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At December 31, 2002 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

       On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the ORTP. The Company's subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company's subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President's of the ORTP position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. However, management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements (other than financial obligations). Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.


9.       COMPUTER SOFTWARE COSTS


                                  DECEMBER 31,                                  AMORTIZATION      DECEMBER 31,
                                    2001            INCREASE       TRANSFERS      EXPENSE             2002
                                ---------------  --------------  -------------  --------------   --------------
                                    (PLN)            (PLN)          (PLN)            (PLN)             (PLN)
  ASSETS AT ADJUSTED COST...
    Gross book value........           96,347               -         32,662               -            129,009
    Capital work in progress           12,163          48,135        (32,662)              -             27,636
                                      -------          ------        -------         -------            -------
                                      108,510          48,135              -               -            156,645
  Accumulated amortization..          (25,566)              -              -         (18,394)           (43,960)
                                      -------          ------        -------         -------            -------
  NET BOOK VALUE                       82,944          48,135              -         (18,394)           112,685
                                      =======          ======        =======         =======            =======



10.      IMPAIRMENT OF ASSETS


       During the years ended December 31, 2002 and 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 149,353 and PLN 116,247, respectively. The impairment charge recognized during the year ended December 31, 2002 related to 27,350 (not in thousands) telephone lines, 100,975 (not in thousands) ports, which were built in areas subsequently considered as unprofitable at total net book value of PLN 106,263, additional network construction in progress of PLN 29,755 (including unrecoverable VAT of PLN 5,365), completion of which was also considered unprofitable as well as computer equipment of PLN 8,116 and other assets amounting to PLN 5,219. The amount for impairment of assets recorded in 2001 included PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of management estimates, the recoverable amounts being the net selling price of these assets were determined to be zero. As a result of those impairment charges, the carrying value of these specific assets is nil.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

11.  ACCRUALS AND OTHER

                                                                                 DECEMBER 31,      DECEMBER 31,
                                                                                     2001              2002
                                                                                ----------------  -----------------
                                                                                     (PLN)             (PLN)
    Accrued interest on notes ...............................................           93,051                468
    Construction costs.......................................................           32,879             10,425
    Costs of issuance of shares and notes....................................                -             25,876
    Government payables......................................................           10,539             13,244
    Interconnection charges..................................................            5,040              5,870
    Holiday accrual..........................................................            5,701              4,803
    Employees bonuses........................................................            3,000             15,361
    Other....................................................................           13,351              9,758
                                                                                ----------------  -----------------
                                                                                       163,561             85,805
                                                                                ================  =================


12.       LONG TERM DEBT


                                                                                 DECEMBER 31,      DECEMBER 31,
                                                                                     2001              2002
                                                                                ----------------  -----------------
                                                                                     (PLN)             (PLN)
    101/4% Senior Notes due 2007 ("1997 Dollar Notes")......................           797,260                  -
    111/4% Senior Dollar Discount Notes due 2007 ("1997 Dollar Discount
       Notes")..............................................................           771,549                  -
    11% Senior DM Discount Notes due 2007 ("1997 DM Discount Notes")........           372,860                  -
    131/8% Senior Notes due 2009 ("1999 Dollar Notes")......................           398,630                  -
    131/2% Senior Notes due 2009 ("1999 Euro Notes")........................           352,190                  -
    133/4% Senior Notes due 2010 ("2000 Notes").............................           704,380                  -
    10% Senior Notes due 2008 ("2002 Notes") ...............................                 -            161,756
                                                                                ----------------  -----------------
                                                                                     3,396,869            161,756
                                                                                ================  =================

        Interest rates of all categories of long term debt outstanding as at December 31, 2001 and 2002 are fixed.

        The amortized cost of the outstanding debt as at December 31, 2001 was PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt was reclassified to current liabilities.

    LONG TERM DEBT REPAYMENT SCHEDULE

                                                                               DECEMBER 31,        DECEMBER 31,
                                                                                   2001                2002
                                                                             -------------------  -----------------
                                                                                   (PLN)               (PLN)
    Due in 2002...........................................................           3,396,869                  -
    Due in 2003...........................................................                   -                  -
    Due in 2004...........................................................                   -                  -
    Due in 2005...........................................................                   -                  -
    Due in 2006...........................................................                                      -
    Due in 2007 and thereafter............................................                   -            161,756
                                                                             -------------------  -----------------
                                                                                     3,396,869            161,756
                                                                             ===================  =================

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    The weighted average effective interest rates at the balance sheet date were as follows:


                                                                               DECEMBER 31,        DECEMBER 31,
                                                                                   2001                2002
                                                                             -------------------  -----------------

    1997 Dollar Notes........................................                          10.250%                  -
    1997 Dollar Discount Notes...............................                          11.250%                  -
    1997 DM Discount Notes...................................                          11.000%                  -
    1999 Dollar Notes........................................                          13.125%                  -
    1999 Euro Notes..........................................                          13.500%                  -
    2000 Notes...............................................                          13.750%                  -
    2002 Notes...............................................                                -             11.02%


    THE 1997 NOTES, 1999 NOTES AND 2000 NOTES

        In November 1997, NH BV issued USD 200,000 aggregate principal amount of the 1997 Dollar Notes, USD 193,550 aggregate principal amount at maturity of the 1997 Dollar Discount Notes and DM 207,062 aggregate principal amount at maturity of the 1997 DM Discount Notes (collectively the "1997 Notes"). The 1997 Notes were fully and unconditionally guaranteed by the Company. The 1997 Notes were originally to mature on November 1, 2007.

        On June 3, 1999 NH II BV issued EUR 100,000 aggregate principal amount of the 1999 Euro Notes and USD 100,000 aggregate principal amount of the 1999 Dollar Notes (collectively referred to as the "1999 Notes"). The 1999 Notes were fully and unconditionally guaranteed by the Company. The 1999 Notes were originally to mature on June 15, 2009.

        On June 2, 2000, NH II BV issued EUR 200,000 aggregate principal amount of the 2000 Notes. The 2000 Notes were fully and unconditionally guaranteed by the Company. The 2000 Notes were originally to mature on June 15, 2010.

        As a result of the Dutch moratorium proceedings (see Note 2) the liabilities of the Dutch special-purpose finance subsidiaries towards their noteholders resulting from the 1997 Notes, 1999 Notes and 2000 Notes (including interest accrued until July 12, 2002, the day when the Dutch proceedings were opened) amounting to USD 536,980 (PLN 2,137,825 at the exchange rate in effect on November 6, 2002, the day the Dutch proceedings were approved by the court) and EUR 444,167 (PLN 1,761,790 at the exchange rate in effect on November 6, 2002) have become unenforceable.

        The guarantees granted by Netia Holdings in relation to the 1997 Notes, 1999 Notes and 2000 Notes have been subject to a separate reduction under the the Polish arrangement proceedings of Netia Holdings. Part of the reduced value of guarantees in the form of installment obligations were used for the settlement of the purchase price for the series H shares (see also
    Note 2 and 13).

    CROSS-CURRENCY SWAPS

       On December 14, 2001, Telekom cancelled the swap transactions entered into with Merrill Lynch International ("Merrill Lynch") in March 2001. Conditions of the canceling included the forfeiture of the deposit account of USD 2,630 (PLN 10,492 at the exchange rate in effect on December 17, 2001) to Merrill Lynch and a payment of USD 3,000 (PLN 11,968 at the exchange rate in effect on December 17, 2001) on the day of canceling plus twelve installments of USD 710 (PLN 2,830 at the exchange rate in effect on December 31, 2001) payable in arrears starting from either July 1, 2002 or the date on which a new financing is secured by the Company. The outstanding liability towards Merrill Lynch was reduced to 8.7% of their nominal value in the arrangement proceeding of Telekom and is to be repaid between 2007 and 2012. Furthermore, liabilities connected with these swap transactions were guaranteed by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings with the reduced amount repayable in installments between 2007 and 2012.

        As a consequence of failure to make a coupon payment under the 1999 Notes on December 15, 2001 the Company also did not make a related payment of PLN 70,640 due on December 17, 2001 pursuant to its cross-currency swap agreement with JP Morgan. Consequently, on December 21, 2001, an event of default occurred under the cross-currency swap agreement between NH III BVand JP Morgan.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


       On January 11, 2002, NH III BV cancelled all swap transactions entered into with JP Morgan in July 2000 and January 2001. Conditions of canceling included a payment of USD 7,185 (PLN 29,279 at the exchange rate in effect on January 11, 2002) being 15% of the mark-to-market value on that day. The remaining portion of the Company's liability toward JP Morgan was to be settled on terms comparable to terms, which might have been agreed with the holders of the Notes issued by the Company provided that an agreement with the bondholders was reached on or before March 20, 2002 or such settlement was made on or before March 21, 2002. Effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001. The outstanding liability towards JPMorgan has become unenforceable in the Dutch moratorium proceedings. Furthermore, liabilities connected with these swap transactions were guaranted by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings. Due to the fact that JPMorgan has exchanged this reduced guaranteee as settlement for series H shares the guarantees granted collectively by Telekom and South to JPMorgan have expired.

    THE 2002 NOTES

       On December 23, 2002, NH BV issued EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes are fully and unconditionally guaranteed by the Company. The 2002 Notes mature on December 23, 2008. The Company may redeem the 2002 Notes without penalty at par value plus accrued and unpaid interest from the date of issuance. The 2002 Notes bear interest at 10% per annum. Interest is payable in six-month installments beginning on June 23, 2003. At the Company's option, the first four interest payments may be paid in kind by capitalizing such interest at a rate of 12% per annum and issuance of additional notes for principal amount equal to such capitalized interest. Interest expense during the year ended December 31, 2002 was EUR 114 (PLN 460 at the exchange rate in effect on that date). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and will be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the year ended December 31, 2002 amounted to PLN 127.

       On February 13, 2003 the redemption of the 2002 Notes was approved by the Company's Supervisory Board, following the recommendation of the Management Board (see also Note 2).


13.      INSTALLMENT OBLIGATIONS

         The outstanding installment obligations comprise those claims reduced in the Polish arrangement proceedings (including guarantees given by Netia Holdings to the holders of 1997 Notes, 1999 Notes and 2000 Notes and to swap counterparties), which were not exchanged into series H shares during the restructuring process (see Note 2). These obligations are payable at their nominal reduced values between 2007 and 2012 and bear no interest. The installment obligations are recorded on the balance sheet at the present value of the future payment obligations.


14.      FINANCIAL INSTRUMENTS

    SHAREHOLDERS' EQUITY - HEDGING RESERVE

       On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity - hedging reserve as shown below. Hedge transactions entered into during the year ended December 31, 2001 were also designated as cash flow hedges and their fair values were recorded in hedging reserve in accordance with IAS 39.

                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    CROSS-CURRENCY SWAP TRANSACTIONS



    MOVEMENTS OF HEDGE RELATED LIABILITY           J.P. MORGAN CHASE BANK          MERRILL LYNCH
                                               ---------------------------------   ----------------
    Date of transaction                           JULY 2000       JANUARY 2001       MARCH 2001          TOTAL
                                               -----------------  --------------   ----------------  ---------------
                                                    (PLN)             (PLN)             (PLN)            (PLN)

    NET LIABILITY AS AT JANUARY 1, 2001....             29,575               -                  -           29,575
    Loss on mark-to-market value...........             70,170         109,631             69,412          249,213
    Additional coupon payments.............            (28,588)              -                  -          (28,588)
    Loss / (Gain) on cancellation..........              3,997           6,159            (12,989)          (2,833)
    Payments on cancellation...............                  -               -            (22,460)         (22,460)
                                               -----------------  --------------   ----------------  ---------------
    NET LIABILITY AS AT DECEMBER 31, 2001..             75,154         115,790             33,963          224,907
    Payments on cancellation...............            (11,524)        (17,755)                  -         (29,279)
    Foreign exchange gains ................                169             260                395              824
    Reduction in the Polish arrangement
        proceedings........................                  -               -            (31,369)         (31,369)
    Reduction in the Dutch composition
        proceedings........................            (63,799)        (98,295)                 -         (162,094)
                                               -----------------  --------------   ----------------  ---------------
    NET LIABILITY AS AT DECEMBER 31, 2002..                  -               -              2,989            2,989
                                               =================  ==============   ================  ===============

       The remaining nominal amount of PLN 2,989 of the hedge related liability towards Merrill Lynch is included in the value of installment obligations recorded at the present value of future obligations (see Note 13).


15.      CORPORATE INCOME TAX

                                                                               YEAR ENDED
                                                        -----------------------------------------------------------
                                                          DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2000                 2001                2002
                                                        -------------------  ------------------  ------------------
                                                              (PLN)                (PLN)               (PLN)

    Provision for income taxes:
    Current.........................................                2,514               5,424               1,903
    Deferred........................................                    -                   -                   -
                                                        -------------------  ------------------  ------------------
    INCOME TAX CHARGE...............................                2,514               5,424               1,903
                                                        ===================  ==================  ==================


                                                                               YEAR ENDED
                                                        -----------------------------------------------------------
                                                          DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2000                 2001                2002
                                                        -------------------  ------------------  ------------------
                                                              (PLN)                (PLN)               (PLN)

    Tax benefit at Polish Statutory tax rate........              106,665             320,769             190,506
    Increase / (decrease) in tax benefits:..........
      Tax loss carry forward not expected to be                   (76,433)            (58,185)            (82,134)
        utilized....................................
      Non taxable / (deductible) items..............              (41,348)           (268,008)           (110,275)
    Effect of enacted future rate changes on deferred
      taxation......................................                8,602                   -                   -
                                                        -------------------  ------------------  ------------------
    EFFECTIVE TAX CHARGE............................               (2,514)             (5,424)             (1,903)
                                                        ===================  ==================  ==================


                               NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    The deferred tax assets/(liabilities) are composed of the following:


                                                                               DECEMBER 31,        DECEMBER 31,
                                                                                   2001                2002
                                                                             -------------------  -----------------
                                                                                   (PLN)               (PLN)

    Deferred tax asset
    Interest and foreign exchange differences............................                  -                5,386
    Accruals.............................................................             62,974                  468
    Depreciation and amortization........................................             15,442                    -
    Tax loss carry forwards..............................................            294,740              293,372
                                                                             -------------------  -----------------
                                                                                     373,156              299,226
                                                                             -------------------  -----------------
    Deferred tax liability
    Depreciation and amortization........................................                  -               (5,891)
    Interest and foreign exchange differences............................            (47,878)                   -
    Prepayments..........................................................             (3,768)                   -
                                                                             -------------------  -----------------
                                                                                     (51,646)              (5,891)
                                                                             -------------------  -----------------

    Net deferred tax asset...............................................            321,510              293,335
    Valuation allowance..................................................           (321,510)            (293,335)
                                                                             -------------------  -----------------
    NET DEFERRED TAX ASSET/(LIABILITY) ..................................                  -                    -
                                                                             ===================  =================

        The valuation allowance relates to deferred tax assets, which are expected to expire before they are available for uses.

        The corporate income tax rate in Poland for 2000, 2001 and 2002 was 28%.

        The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company's subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Losses not used cannot be carried forward to subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

        The net non-deductible items of PLN 41,348, PLN 268,008 and PLN 110,275 for the years ended December 31, 2000, 2001 and 2002, respectively, primarily relate to unrealized foreign exchange gains and losses, accrued interest and impairment provisions.

        In 2002, the Company and some of its subsidiaries have been subject to an audit by the tax authorities in respect of the corporate income tax, value added tax, stamp duties and property taxes relating to selected periods in 1999 and 2000. As a result of those tax audits, the tax authorities assessed total additional tax and penalties amounting to PLN 3.8 million, which were paid by the Company. There is no procedure for final agreement of tax assessments in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities, which might arise as a result of additional tax audits. However, management is not aware of any significant unaccrued potential tax liabilities, which might arise in these circumstances.

        As at December 31, 2002, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

    AVAILABLE FOR USE IN:


                               2003            2004           2005           2006           2007          TOTAL
                             -----------    ------------   ------------   ------------   ------------   ------------
                               (PLN)           (PLN)          (PLN)          (PLN)          (PLN)          (PLN)

    Netia Holdings S.A.         94,688          94,688         79,201         62,906          3,441        334,924
                             ===========    ============   ============   ============   ============   ============


    AVAILABLE FOR USE IN:


                               2003            2004           2005           2006           2007          TOTAL
                             -----------    ------------   ------------   ------------   ------------   ------------
                               (PLN)           (PLN)          (PLN)          (PLN)          (PLN)          (PLN)

    Subsidiaries               266,210         266,210        150,059         58,737         10,458        751,674
                             ===========    ============   ============   ============   ============   ============

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


16.      SHAREHOLDERS' EQUITY

    SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

        Until December 31, 2002 the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders' meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

       On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares and the remaining amount was deducted from other reserves. The series H shares were registered by the Register Court on January 30, 2003.


    SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

                                         NUMBER OF
                                          SHARES
                                        AUTHORIZED
                                        AND ISSUED
                                          (NOT IN      SHARE        SHARE       OTHER       TREASURY
                                        THOUSANDS)     CAPITAL     PREMIUM     RESERVES      SHARES       TOTAL
                                        -----------  ----------  -----------  -----------  ----------  ----------
                                                         (PLN)       (PLN)        (PLN)       (PLN)       (PLN)
    AT DECEMBER 31, 2000...............  31,419,172     203,285    1,713,865            -      (3,611)  1,913,539
                                        -----------  ----------  -----------  -----------  ----------  ----------

    AT DECEMBER 31, 2001...............  31,419,172     203,285    1,713,865            -      (3,611)  1,913,539
                                        -----------  ----------  -----------  -----------  ----------  ----------

    Reduction of debt..................           -           -            -    3,553,712           -   3,553,712
    Subscription for shares, ..........           -           -            -      338,457           -     338,457
    Costs of share issuance ...........                                           (72,457)                (72,457)
    Exchange of shares with minority
      shareholder (see Note 17)........           -           -            -            -         799         799

                                        -----------  ----------  -----------  -----------  ----------  ----------
    AT DECEMBER 31, 2002 ..............  31,419,172     203,285    1,713,865    3,819,712       2,812   5,734,050
                                        ===========  ==========  ===========  ===========  ==========  ==========


       Major shareholders of the Company's common shares are as follows (**):

                                                             DECEMBER 31, 2001          DECEMBER 31, 2002 (**)
                                                        ----------------------------- -----------------------------
                                                           NO. OF      % OF SHARE     NO. OF SHARES   % OF SHARE
                                                           SHARES        CAPITAL                       CAPITAL
    Telia                                                 14,901,355          47.43      14,901,355         47.43
    Warburg Pincus                                         2,923,685           9.31       2,923,685          9.31
    The Bank of New York (*)                               2,242,894           7.14       1,958,170          6.23
    Shares held by public and other shareholders          11,351,238          36.12      11,635,952         37.03
                                                        ----------------------------- -----------------------------
                                                          31,419,172         100.00      31,419,172        100.00
                                                        ============================= =============================

        (*) The Bank of New York is the depositary for ordinary shares that are traded on NASDAQ in the form of ADSs.

        (**) Information presented above does not reflect the changes in shareholders' structure as the registration of new series H shares took place after December 31, 2002. After the registration of series H shares, which took place on January 30, 2003 the noteholders and certain financial creditors hold shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan (see also Note 26).

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    STOCK OPTIONS (NUMBER OF SHARES NOT IN THOUSANDS)

        Movements in the number of share options outstanding are as follows:

                                                                               DECEMBER 31,       DECEMBER 31,
    OPTIONS                                                                        2001               2002
                                                                              -----------------  ----------------
    At beginning of year................................                              800,573          1,069,692
    Granted.............................................                              335,832            111,000
    Forfeited/expired...................................                              (66,713)           (179,180)
                                                                              ----------------   ----------------
    At end of year......................................                            1,069,692           1,001,512
                                                                              ================   ================


        During the year ended December 31, 2002, the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance Stock Option Plan (the "Plan"). No options were exercised during the year ended December 31, 2002. 179,180 options expired during the year ended December 31, 2002. The total number of outstanding granted options as at December 31, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of December 31, 2002 and December 31, 2001 the total number of vested options was 865,512 and 743,860, respectively.


        Share options outstanding at the end of the year have the following terms:

                                                                               DECEMBER 31,       DECEMBER 31,
                        EXPIRY DATE              EXERCISE PRICE                    2001               2002
                                                                             ------------------  -----------------
                        2002                        12.38-27.60                       179,180                  -
                        2003                        15.75-27.72                       487,680            487,680
                        2004                        12.87-33.12                       365,332            476,332
                        2005                              19.25                        37,500             37,500
                                                                             ------------------  -----------------
                                                                                    1,069,692          1,001,512
                                                                             ==================  =================


17.        MINORITY INTEREST

                                                                               DECEMBER 31,        DECEMBER 31,
                                                                                   2001                2002
                                                                             -------------------  -----------------
                                                                                   (PLN)               (PLN)
    At beginning of the year.............................................               82,310             25,607
    Acquisition of shares of Netia 1.....................................              (54,894)              (799)
    Share of net loss of subsidiaries....................................               (1,809)            (7,309)
                                                                             -------------------  -----------------
    At end of the year...................................................               25,607             17,499
                                                                             ===================  =================


        In accordance with the provisions of NTA, which abolished the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or the Company's shares in accordance with provisions of the consortium agreement, after which the Company will own 100% of Netia 1. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. After having executed this transaction the Company owned 82% of Netia 1. In 2002, 7% of Netia 1 share capital was exchanged for 133,233 shares of the Company. The Company currently holds, in the aggregate, approximately 89% of Netia 1's share capital.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


18. SIGNIFICANT SUBSIDIARIES OF THE COMPANY

        The consolidated financial statements include the accounts of the Company's directly or indirectly held subsidiaries:

                                                                            OWNERSHIP PERCENTAGE
                                                           ---------------------------------------------------------
    SUBSIDIARY                                               DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                                                 2000               2001                2002
                                                           ------------------  -----------------   -----------------
    Subsidiaries held directly:
    Netia Telekom S.A. .................................                100                100                 100
    Netia South Sp. z o.o. .............................                100                100                 100
    Netia 1 Sp. z o.o...................................                 38                 82                  89
    Uni-Net Sp. z o.o...................................                 58                 58                  58
    Netia Holdings B.V. (the Netherlands)...............                100                100                 100
    Netia Holdings II B.V. (the Netherlands)............                100                100                 100
    Netia Holdings III B.V. (the Netherlands) ..........                  -                100                 100

    Subsidiaries held indirectly:
    Netia Telekom Swidnik S.A...........................                 97                 97                 100
    Netia Telekom Lublin S.A............................                 92                 92                  98
    Netia Telekom Ostrowiec S.A.........................                 99                100                 100
    Netia Telekom Mazowsze S.A..........................                100                100                 100
    Netia Telekom Warszawa S.A..........................                100                100                 100
    Netia Telekom Modlin S.A............................                 93                100                 100
    Netia Telekom Kalisz S.A............................                 97                 97                  97
    Netia Telekom Torun S.A.............................                 96                 96                  98
    Netia Telekom Wloclawek S.A.........................                100                100                 100
    Netia Telekom Pila Sp. z o.o........................                 99                 99                  99
    Netia Network S.A...................................                 49                100                 100
    Optimus Inwest S.A..................................                100                100                 100
    Netia Telekom Telmedia S.A..........................                100                100                 100
    Netia Telekom Silesia S.A...........................                 98                 99                  99
    Internetia Telekom Sp. z o.o. (held directly until
    May 2000, merged with Netia Telekom in March 2002)                  100                100                   -
    Top-Net Sp. z o.o. (owned by Internetia Telekom Sp.
      z o.o. until October 2001, merged with Netia
      Telekom in March 2002) ...........................                100                100                   -

        All subsidiaries are incorporated in Poland unless noted.

        During the year ended December 31, 2001, the Company purchased from minority shareholders shares in Netia Telekom Ostrowiec S.A. and Netia Network S.A, increasing its ownership to 100% in both subsidiaries.

        For changes of ownership structure of Netia 1 in the years ended December 31, 2002 and 2001, see Note 17.

        Other changes in shares held in operating subsidiaries during the year ended December 31, 2002, relate to purchases by the Company of small number of shares from the minority shareholders.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


19. OTHER OPERATING EXPENSES

                                                                               YEAR ENDED
                                                        -----------------------------------------------------------
                                                          DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2000                 2001                2002
                                                        -------------------  ------------------  ------------------
                                                              (PLN)                (PLN)               (PLN)
    Legal and financial services....................               45,945              59,162              69,718
    Cost of rented lines............................               30,756              48,087              43,723
    Sales and marketing expenses....................               29,754              18,524              20,793
    Allowance for debtors subject to court settlements                  -              16,974                   -
    Bad debt expense................................               13,016              16,485              10,641
    Office and car maintenance......................               10,474              14,206              17,002
    Information technology services.................                6,281              11,229              14,614
    Mailing services................................                3,625               5,694               6,025
    Travel and accommodation........................                7,385               5,008               4,290
    Materials and energy............................                7,432               8,063               8,033
    Other operating costs...........................               13,205              19,177               7,777
                                                        -------------------  ------------------  ------------------
                                                                  167,873             222,609             202,616
                                                        ===================  ==================  ==================


       The average number of persons employed by the Company was 1,418, 1,576 and 1,413, during the years ended December 31, 2000, 2001 and 2002, respectively.


20.      FINANCIAL EXPENSE, NET

                                                                               YEAR ENDED
                                                        -----------------------------------------------------------
                                                          DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2000                 2001                2002
                                                        -------------------  ------------------  ------------------
                                                              (PLN)                (PLN)               (PLN)
    Interest income..................................              80,784              36,025              14,804
    Foreign exchange gains...........................             193,305             224,103              30,892
    Interest expense.................................            (380,928)           (421,874)           (244,505)
    Foreign exchange losses..........................             (74,965)            (68,273)           (218,634)
    Amortization of notes issuance costs ............             (12,932)                  -                (127)
    Write off of loan origination fees ..............              (3,945)                  -                   -
                                                        -------------------  ------------------  ------------------
                                                                 (198,681)           (230,019)           (417,570)
                                                        ===================  ==================  ==================

       In the year ended December 31, 2002 the interest on the 1997 Notes, 1999 Notes and 2000 Notes was charged until the day the Dutch moratorium proceedings were opened, i.e. July 12, 2002.


21.       LOSS PER SHARE

        Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.


                                                                               YEAR ENDED
                                                        -----------------------------------------------------------
                                                          DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2000                 2001                2002
                                                        -------------------  ------------------  ------------------
    Net loss........................................             (418,931)         (1,149,217)           (674,972)
    Weighted average number of shares in issue (not
      in thousands) ................................           28,728,709          30,817,291          37,730,692
    Basic loss per share (not in thousands).........               (12.60)             (37.29)             (17.89)

       Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


       No diluted losses per share were computed in the years ended December 31, 2000, 2001 and 2002, as the effect of the Netia Performance Stock Option Plan and options granted to Galopus Co. Ltd. ("Galopus") and Telia were anti-dilutive during these periods, if applicable.

       Weighted average number of shares in issue (not in thousands) excludes 601,881, 601,881 and 468,648 treasury shares as at December 31, 2000, 2001 and 2002, respectively.


22.      SEGMENTAL REPORTING

        The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                                                      YEAR ENDED
                                                                  ----------------------------------------------------
                                                                   DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                       2000              2001              2002
                                                                  ----------------  ----------------  ----------------
                                                                       (PLN)             (PLN)             (PLN)
    Revenue
       Telecommunications.....................................           395,225           512,163           588,120
       Other businesses.......................................            47,522            26,688            16,264
                                                                  ----------------  ----------------  ----------------
                                                                         442,747           538,851           604,384

    Operating Expenses
       Telecommunications.....................................          (555,966)       (1,042,697)         (851,415)
       Other businesses.......................................           (43,312)          (25,053)          (15,777)
                                                                  ----------------  ----------------  ----------------
                                                                        (599,278)       (1,067,750)         (867,192)

    (Loss) / income from operations
       Telecommunications.....................................          (160,741)         (530,534)         (263,295)
       Other businesses.......................................             4,210             1,635               487
                                                                  ----------------  ----------------  ----------------
                                                                        (156,531)         (528,899)         (262,808)

    Net (loss) / income
       Telecommunications.....................................          (365,151)       (1,151,293)         (675,407)
       Other businesses.......................................             3,105             2,076               435
                                                                  ----------------  ----------------  ----------------
                                                                        (362,046)       (1,149,217)         (674,972)

    Total capital expenditures
       Telecommunications.....................................         1,116,501           586,753           270,250
       Other businesses.......................................               341                24               298
                                                                  ----------------  ----------------  ----------------
                                                                       1,116,842           586,777           270,548

    Total depreciation charges
       Telecommunications.....................................           128,254           170,507           193,186
       Other businesses.......................................             2,225             2,228             1,448
                                                                  ----------------  ----------------  ----------------
                                                                         130,479           172,735           194,634

    Total amortization charges
       Telecommunications.....................................            49,231            80,830            74,046
       Other businesses.......................................                 -                 -                 -
                                                                  ----------------  ----------------  ----------------
                                                                          49,231            80,830            74,046

    Total impairment charges
       Telecommunications.....................................                 -           336,526           149,353
       Other businesses.......................................                 -                 -                 -
                                                                  ----------------  ----------------  ----------------
                                                                               -           336,526           149,353
    Other non-cash (income) / expense
       Telecommunications.....................................            21,127           365,055           211,324
       Other businesses.......................................               413              (111)                3
                                                                  ----------------  ----------------  ----------------
                                                                          21,540           364,944           211,327

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



                                                                                      YEAR ENDED
                                                                  ----------------------------------------------------
                                                                   DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                       2000              2001              2002
                                                                  ----------------  ----------------  ----------------
                                                                       (PLN)             (PLN)             (PLN)
    Segment assets - before accumulated depreciation and
    amortization
       Telecommunications...........................                   5,367,001         4,832,056         4,513,391
       Other businesses.............................                      33,742            25,799            24,472
                                                                  ----------------  ----------------  ----------------
                                                                       5,400,743         4,857,855         4,537,863

    Segment assets, net
       Telecommunications...........................                   5,013,011         3,892,987         3,479,901
       Other businesses.............................                      20,293            11,360            12,918
                                                                  ----------------  ----------------  ----------------
                                                                       5,033,304         3,904,347         3,492,819

    Segment liabilities
       Telecommunications...........................                   4,155,753         4,218,165           669,139
       Other businesses.............................                      14,830             3,823             3,890
                                                                  ----------------  ----------------  ----------------
                                                                       4,170,583         4,221,988           673,029

        All operations and revenues are derived and conducted within Poland.

        There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long- and short-term liabilities. Capital expenditure comprises cash payments resulting from purchases of property, plant and equipment and intangible assets.



23.      RELATED PARTY TRANSACTIONS

    CHANGES IN MANAGEMENT BOARD

        Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

        Effective September 17, 2002 Mr. Kjell-Ove Blom, Acting President of the Management Board of Netia Holdings S.A. resigned from his post in the Management Board.

        Effective September 17, 2002 Mr. Wojciech Madalski was appointed Chief Executive Officer and President of the Management Board of Netia Holdings S.A.

    MEMBERS OF THE MANAGEMENT BOARD

        As at December 31, 2002 total number of options granted to Members of the Management Board of the Company was 225,000. 39,000 new options were granted in the year ended December 31, 2002, while 83,042 previously granted options expired during the respective period. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.12 USD per share. In connection with the resignation of the former Acting President of the Company in September 2002, 120,000 options held by him are no longer considered to be options held by a member of the Management Board.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


    MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

       Compensation and other costs associated with members of the Company's various management boards during the years ended December 31, 2000, 2001 and 2002 amounted to PLN 9,679, PLN 11,676 and PLN 13,239, respectively. The compensation expense for the year ended December 31, 2002 includes PLN 2,500 of bonus recorded in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. These amounts include remuneration and consulting agreements of the President of the Company amounting to PLN 658 for the year ended December 31, 2002 and of the former acting President amounting to PLN 1,430, PLN 2,025 and PLN 3,775, for the years ended December 31, 2000, 2001 and 2002, respectively and remuneration and consulting agreements of the previous President of the Management Board of the Company in the amount of PLN 2,529 for the year ended December 31, 2001.

        The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 1,370, PLN 1,154 and PLN 1,221 during the years ended December 31, 2000, 2001 and 2002, respectively, under these agreements.

    GOLDMAN SACHS, SHAMROCK/TREFOIL AND DANKNER

        Until July 2000, Shamrock Holdings Inc., Trefoil Capital Investors LP, Dankner Investments Limited and certain entities affiliated with Goldman Sachs Capital Partners LP were significant shareholders of the Company. Transactions with these parties included management, consulting and guarantee fees of PLN 455, PLN 257 and PLN nil for the years ended December 31, 2000, 2001 and 2002, respectively.



24.      COMMITMENTS AND CONTINGENCIES

        Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to PLN 147, 022 as at December 31, 2001 and PLN 21,942 (USD 5,716 at the December 31, 2002 exchange rate) as at December 31, 2002.

        MILLENNIUM

        In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 11,974 at the September 30, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in the Company's balance sheet and additional damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

        On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11,500 by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8,500. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also a case br ought by the Company against Millennium in the Regional Court in Warsaw, petitioning for the repayment of PLN 11,500 loan is still pending. On February 11, 2003 the court ruled in favor of the Company for the return of the principal amount of the loan and the related interest. The ruling is still subject to approval by the court.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


        On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

        Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

        MINORITY SHAREHOLDERS

        On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the pending financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

        The Company received a decision from the District Court in Warsaw dated June 14, 2002 in which the Court resolved to forward a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002, for determination by the Regional Court for the capital city of Warsaw. The claim is substantively based on the same grounds as the previous minority shareholder's claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

        The Company also received a decision from the District Court of July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, which the Company's Management Board believes to be unsubstantiated, the Company expects that it will file for this claim's dismissal as well.

        CONSULTING SERVICES CLAIMS

       The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

       The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

        TELECOMMUNICATIONS PERMITS

        For committments and contingencies relating to telecomunications permits held by the Company see Note 8.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


25. RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

                                                                                       YEAR ENDED
                                                                   ----------------------------------------------------
                                                                    DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                                       2000              2001              2002
                                                                   ---------------  ----------------  -----------------
                                                                       (PLN)             (PLN)             (PLN)
    Net loss per IAS...........................................         (362,046)       (1,149,217)          (674,972)
    Foreign exchange losses (1, 6, 12).........................           (2,773)            9,002             (8,634)
    Interest expense (1, 6)....................................           19,087            27,002             (6,824)
    Amortization of goodwill (4)...............................            2,112             1,584                   -
    Reversal of impairment of goodwill (11) ...................                -           220,279           (213,443)
    Amortization of license (6)................................              147             3,856              5,989
    Gain on restructuring (12).................................                -                 -          2,661,869
    Reversal of 2002 Notes interest and amortization of notes
      issuance cost (12) ......................................                                                   595
    Stock Option Plan (2)......................................              380             2,893                207
    Employee Share Purchase (3)................................           (1,650)                -                  -
    Depreciation of U.S. GAAP fixed asset basis differences (1,
      5) ......................................................            3,567             1,147             (2,720)
    Cumulative effect on prior years of adopting SAB 101 (7) ..          (48,361)                -                  -
    Deferred revenue (7) ......................................           (2,857)           12,495             15,002
    Minority interest (8)......................................              537                 -                  -
                                                                   ---------------  ----------------  -----------------
    NET PROFIT / (LOSS) PER U.S. GAAP..........................         (391,857)         (870,959)         1,777,069

    Basic and diluted earnings / (loss) per share per U.S. GAAP before cumulative effect on prior years of adopting SAB
      101 (not in thousands)...................................           (11.96)           (28.26)             47.10
    Loss per share related to cumulative effect on prior years
      of adopting SAB 101 (not in thousands)...................            (1.68)                -                  -
                                                                   ---------------  ----------------  -----------------
    BASIC AND DILUTED EARNINGS / (LOSS) PER SHARE PER U.S. GAAP
      (NOT IN THOUSANDS).......................................           (13.64)           (28.26)             47.10
                                                                   ===============  ================  =================

        Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

                                                                                   DECEMBER 31,       DECEMBER 31,
                                                                                       2001               2002
                                                                                  -----------------  -----------------
                                                                                       (PLN)              (PLN)
    Shareholders' equity / (deficit) per IAS.............................                (343,248)         2,802,291
    Fixed assets, including depreciation (1, 5)..........................                  22,858             12,136
    Amortization of goodwill (4).........................................                   7,920             14,756
    Reversal of impairment of goodwill (11) .............................                 220,279                  -
    Amortization of license (6)..........................................                   8,365             14,353
    Stock Option Plan (2)................................................                    (850)              (643)
    Increase in equity related to Stock Option Plan (2)..................                     850                643
    Employee Share Purchase (3)..........................................                  (1,650)            (1,650)
    Increase in equity related to Employee Share Purchase (3)............                   1,650              1,650
    Financial expense (4, 6, 12).........................................                 (68,995)           (76,450)
    Purchase of EBRD interest in Netia (4)...............................                 (14,756)           (14,756)
    Increase in equity related to Incentive Stock Option (5).............                  42,216             42,216
    Minority interest (8)................................................                     537                537
    Cumulative effect on prior years of adopting SAB 101 (7).............                 (48,361)           (48,361)
    Deferred revenue (7) ................................................                   9,638             24,640
    Gain on restructuring (12)...........................................                       -          2,661,869
    Fair value of series H shares (12)...................................                       -            956,020
    Reversal of effect of restructuring calculated under IAS (12)........                       -         (3,819,712)
    Reversal of 2002 Notes interest and amortization of notes issuance
      cost (12)..........................................................                       -                595
    Other operating expenses (5).........................................                 (31,662)           (31,662)
                                                                                  -----------------  -----------------
    SHAREHOLDERS' EQUITY / (DEFICIT) PER U.S. GAAP.......................                (195,209)         2,538,472
                                                                                  =================  =================

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)



    CHANGES IN SHAREHOLDERS' EQUITY / (DEFICIT) ON A U.S.                       DECEMBER 31,       DECEMBER 31,
      GAAP BASIS                                                                    2001               2002
                                                                               -----------------  -----------------
                                                                                    (PLN)              (PLN)
    Shareholders' equity / (deficit) at beginning of
      period as reported..................................                             653,085          (195,209)
    Effect of adopting IAS 39 and FAS 133 (9).............                                 134                  -
                                                                               -----------------  -----------------
    SHAREHOLDERS' EQUITY / (DEFICIT) AT BEGINNING OF
      PERIOD AS RESTATED..................................                             653,219           (195,209)
    Net profit / (loss)...................................                            (870,959)         1,777,069
    Issuance of shares at fair value in exchange for
      reduction of debt, net of related costs.............                                   -            956,020
    Exchange of shares with minority shareholder..........                                   -                799
    Increase in equity related to Stock Option Plan (2)...                              (2,893)              (207)
    Change of Other Comprehensive Income (10).............                              25,424                  -
                                                                               -----------------  -----------------
    SHAREHOLDERS' EQUITY / (DEFICIT) AT END OF PERIOD.....                            (195,209)         2,538,472
                                                                               =================  =================

      The following are descriptions of U.S. GAAP reconciling items:

(1) Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under US GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under US GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For US GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For US GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, "Accounting for Stock Issued to Employees".

(4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For US GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Netia Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for US GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the US GAAP reconciliation.

           This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine month period ended September 31, 2001.

(5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA's. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6) For US GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate. The amount recorded for the year ended December 31, 2000 includes the cumulative adjustment necessary to reflect the consistent treatment of license liabilities under both US GAAP and IAS.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


(7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship.

          The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. . The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years as of January 1, 2001.

(8) The adjustment reflects the effect of minority share in the above adjustments.

(9) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implemenation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions described in Notes 14 and 15 have been designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to "Other Comprehensive Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(10) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' equity / (deficit) under IAS.

(11) During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Based upon management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has wrote off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

(12) Under IAS, the surplus on restructuring of the Company's debt is recorded in other reserve of a component of shareholders' equity. For US GAAP, the restructuring of the Company is accounted for in accordance with SFAS 15 "Accounting by Debtors and Creditors for Troubled Debt Restructuring" ("FAS 15"). According to SFAS 15, the gain on restructuring is classified as extraordinary item and was calculated as a difference between: (a) the carrying amount of the reduced debt and, (b) the aggregate of: (1) fair value of equity interest granted to the bondholders in exchange for their liabilities,
          (2) total future cash payments nominal value relating to the 2002 Notes and the remaining instalment obligations, and (3) issuance costs relating to the 2002 Notes. There is no tax effect relating to the gain on restructuring. Under SFAS 15 the 2002 Notes are recognized at its nominal value. No interest expense is recognized on the 2002 Notes for the period between the restructuring and maturity of the debt date. Accordingly, no interest is recognized on the remaining instalment obligations.

          Under IAS, the 2002 Notes are recognized initially at the proceeds received, net of transaction costs incurred. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of operations over the period of the debt, using effective cost method. Under US GAAP, transaction costs relating to debt issuance are offset against the gain on restructuring and no interest expense is recognized on the 2002 Notes, for any period between the restructuring and maturity of the debt date.

          Additional U.S. GAAP disclosures are as follows:

1. Under U.S. GAAP, the "Loss from Operations" for the years ended December 31, 2000, 2001 and 2002 would be PLN 203,193, PLN 285,216 and
          PLN 244,331, respectively.

2. For U.S. GAAP purposes, certain additional disclosures are required under SFAS 123 Accounting for Stock-Based Compensation.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


           The following table summarizes information about stock options at December 31, 2001:

                                                                      WEIGHTED        WEIGHTED
                                                                      AVERAGE          AVERAGE
                                                                      EXERCISE       FAIR VALUE        WEIGHTED
                                                                     PRICES OF       OF OPTIONS        AVERAGE
                                                     NUMBER OF      OPTIONS (NOT       (NOT IN      EXPECTED LIFE
           OPTIONS                                    OPTIONS      IN THOUSANDS)     THOUSANDS)       (IN YEARS)
                                                    -------------  ----------------  -------------------------------
                                                                        (USD)           (USD)
           Outstanding at the beginning of the
           year..................................     1,069,692             20.41           9.45              2.80
           Granted...............................       111,000             27.87           0.00              2.00
           Exercised.............................             -                 -              -                 -
           Forfeited/expired.....................      (179,180)            15.99          35.05              2.60
                                                    -------------
           OUTSTANDING AT THE END OF THE YEAR         1,001,512             23.01          11.00              2.13
                                                    =============

           EXERCISABLE AT THE END OF THE YEAR                 -                 -              -                 -
                                                    =============

           The amount of stock options exercisable at December 31, 2002 is different than the amount of options vested at December 31, 2002 (refer to Note 16) as the majority of the options are exercisable only if the market price of shares as at the date of the exercise exceeds the exercise price by at least 20%.

           The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 70% for the year ended December 31, 2002 and 50% for the year ended December 31, 2001; (2) risk-free interest rate of 2% for the year ended December 31, 2002 and 2.24% for the year ended December 31, 2001 (3) expected life of approximately 2.13 years for the year ended December 31, 2002 and 2.8 years for the year ended December 31, 2001 and (4) no expected dividend. Had compensation expense been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's U.S. GAAP net loss and earnings per share would have been increased to the pro forma amounts indicated below:

                                                                                 2001                2002
                                                                             --------------     ----------------
                                                                                 (PLN)               (PLN)
           Net profit / (loss).............        As reported........           (870,959)            1,777,069
                                                   Pro forma..........           (882,077)            1,778,178

           Basic and diluted earnings /
              (loss) per share (not in
              thousands)...................        As reported........             (28.26)                47.10
                                                   Pro forma..........             (28.62)                47.13

      3.   The significant valuation reserves for the Company were as follows:

           Valuation allowance for net deferred tax asset for U.S. GAAP

                                                 JANUARY 1         PROVISION         RELEASE         DECEMBER 31
                                               ----------------  ---------------  ---------------   ---------------
                                                    (PLN)            (PLN)            (PLN)             (PLN)
           2001                                       279,027           42,483                -           321,510
           2002                                       321,510                -          (28,175)          293,335

           Allowance for doubtful accounts:

                                                 JANUARY 1         PROVISION       UTILIZATION       DECEMBER 31
                                               ----------------  ---------------  ---------------   ---------------
                                                    (PLN)            (PLN)            (PLN)             (PLN)
           2001                                        23,033           16,485           (3,326)           36,192
           2002                                        36,192           11,021           (1,935)           45,278

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


      4. With respect to the law enacted in December 2002 regarding the conversion of the license fee obligations and the Company's outstanding obligations in this matter (see also Note 8), for purposes of the U.S. GAAP accounting, the Company plans to reverse its license fee obligations against its intangible assets in the period when formal approval is received from the Polish Government regarding the cancellation of these obligations.

           With respect to the Company's plan to consolidate its operating subsidiries (see also Note 8), for purposes of U.S. GAAP accounting, Netia is considering what impact the abandoment of its licenses will have on its useful life, which may include revising the estimated useful life of those licenses to a shorter period.

      5. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. Management is currently evaluating the impact that adoption of SFAS 143 will have on its consolidated financial statements.

      6. In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002" ("SFAS 145"). The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS 145 will have on our consolidated financial statements.

      7. In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity". The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. Management is currently evaluating the impact that the adoption of SFAS 146 may have on our consolidated financial statements.


26.      SUBSEQUENT EVENTS

         New Supervisory Board

              On January 15, 2003 the Extraordianry General Meeting of Shareholders appointed three new members of the Company's Supervisory Board. On January 15, 2003 TeliaSonera AB (publ.) and Warburg Pincus each appointed their new representatives in the Supervisory Board. In accordance with the changes in the Company's statute adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003 the number of members of the Company's Supervisory Board will be reduced to seven as of the date of registration of changes to the Companys' statute by the Polish court.

         Nasdaq De-Listing

              On January 21, 2003 the Nasdaq Listing and Hearing Review Council (the "Listing Council") after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring reversed the Panel's decision and remended the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to delist the Company's ADSs from The Nasdaq National Market was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the Nasdaq SmallCap Market upon Panel's review of the Company's application. The Management Board has decided to file such application, which will be subject to the approval of the Nasdaq Listing Qualifications Department.

         Registration of shares

              On January 30, 2003 Polish Regional Court in Warsaw registered (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) decrease of par value of existing shares from PLN 6.00 (not in thousand) to PLN 1.00 (not in thousand) per share. Upon this registration the share capital of the Company amounted to PLN 344,045 and consisted of 344,044,212 (not in thousand) ordinary shares and 1,000 series A1 preferred shares.

                              NETIA HOLDINGS S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         Changes in Management Board

              As of February 7, 2003 Mr. Antoni Dariusz Wojcieszek resigned from his post in the Management Board.

         Listing of series H shares

              On February 13, 2003 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The series H shares will be traded on the main market of the Warsaw Stock Exchange separately from the currently listed ordinary shares under the name "NETIA2" and the ticker "NET2".

         Redemption of 2002 Notes

              On February 13, 2003, Netia's Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company's Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, and (ii) the substantial restrictions imposed by the Indenture covenants Netia's flexibility to run its daily operational business.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Date:  February 13, 2003



                                       NETIA HOLDINGS S.A.



                                       By: /s/ AVRAHAM HOCHMAN
                                           -------------------------------------
                                       Name: Avraham Hochman
                                       Title: Chief Financial Officer
                                              Vice President, Finance





                                       By: /s/ EWA DON-SIEMION
                                           -------------------------------------
                                       Name: Ewa Don-Siemion
                                       Title: Vice President, Legal